UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April, 2012

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

The interim financial statements, Management’s Discussion and Analysis, and updated earnings coverage calculations included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form F-10 No. 333-175033 (Canadian Pacific Railway Limited) and Form F-9 No. 333-175032 (Canadian Pacific Railway Company).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: April 20, 2012		Signed:	/s/ Karen L. Fleming
	By:	Name:	Karen L. Fleming
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date: April 20, 2012		Signed:	/s/ Karen L. Fleming
	By:	Name:	Karen L. Fleming
		Title:	Corporate Secretary

Release: Immediate April 20, 2012

CANADIAN PACIFIC ANNOUNCES FIRST-QUARTER 2012 RESULTS AND RECORD OPERATING PERFORMANCE METRICS

Continued Successful Execution of Multi-Year Plan Drives Enhanced Financial Results

CALGARY – Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) announced its first-quarter 2012 results today with reported net income of $142 million, an increase of $108 million, or 318%, from the same period in 2011, and diluted earnings per share of $0.82, an increase of $0.62, or 310%, from the same period in 2011.

Fred Green, President & Chief Executive Officer, said, “Our record operating metrics are driving enhanced financial results, as evidenced by a strong first quarter performance. By aggressively executing on the Multi-Year Plan, CP delivered an increase in revenues of $213 million and an improvement in operating ratio of 1,050 bps during the quarter.”

“We have improved operating momentum, we are delivering excellent service and we have a stronger, more resilient rail network. This quarter, we generated an 18% year-over-year increase in freight revenues. Looking ahead, we are confident we can continue to deliver improvements in our operating metrics and financial performance and further growth in shareholder value.”

FIRST-QUARTER 2012 RESULTS COMPARED WITH FIRST-QUARTER 2011

•	Total revenues were $1.4 billion, an increase of $213 million

•	Operating expenses were $1.1 billion, an increase of $48 million

•	Average fuel price increased 12% to $3.50 U.S. dollars per U.S. gallon

•	Operating income was $274 million, an increase of $165 million

•	Operating ratio was 80.1%, an improvement of 1,050 basis points

•	Net income was $142 million, an increase of $108 million

•	Diluted earnings per share were $0.82 per share, an increase of $0.62 per share

OPERATING PERFORMANCE

	2012	Q1 2012 vs. 2011	Q1 2012 vs. 2010
Car miles per car day	208 (Q1 record)	Improved 51%	Improved 40%
Terminal dwell (hours)	17.3 (Q1 record)	Improved 27%	Improved 28%
Active cars online (thousands)	39.8	Improved 28% with 11% increase in business levels	Improved 26%
Fuel efficiency (U.S. gallons of fuel consumed/ 1,000 GTMs)	1.23	Improved 6%	Effectively tied with record in Q1 2010
Employee productivity (million GTMs/expense employee)	4.2	Improved 5%	Effectively tied with record in Q1 2010

MULTI-YEAR PLAN

“CP’s Multi-Year Plan is specifically designed to unlock the potential of this franchise and enable profitable growth and efficiency. During the first-quarter, CP continued to successfully execute on all three pillars of the Multi-Year Plan, driving volume growth, expanding network capacity to safely and efficiently support higher volumes and controlling costs. The CP Board and management team is confident in the Company’s Plan and its goal of delivering a 70% to 72% operating ratio for 2014, and an operating ratio of between 68.5% to 70.5% for 2016,” said Fred Green.

CONFERENCE CALL INFORMATION

CP will discuss its results with analysts in a conference call beginning at 11:00 a.m. Eastern time (9:00 a.m. Mountain time) on April 20, 2012.

Toronto/International participants dial in number: (647) 427-7450

Operator assisted toll free dial in number: 1-888-231-8191

Callers should dial in 10 minutes prior to the call.

WEBCAST

For those with Internet access we encourage you to listen via CP’s website at www.cpr.ca. To access the webcast and the presentation material, click on “Invest In CP” tab.

A replay of the conference call will be available by phone through May 18, 2012 at (416) 849-0833 or toll free 1-855-859-2056, passcode 63620027. A webcast of the presentation and an audio file will be available at www.cpr.ca under “Invest In CP” tab.

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Note on Forward-Looking Information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, business prospects, planned capital expenditures, programs and strategies. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including long-term floating rate notes; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE: CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit www.CPonTrack.com and see how Canadian Pacific is further driving shareholder value.

Contacts:

Media

Ed Greenberg

Tel.: 612-849-4717

24/7 Media Pager: 855-242-3674

email: Ed_greenberg@cpr.ca

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Investment Community

Janet Weiss

Tel.: 403-319-3591

email: investor@cpr.ca

Joele Frank, Wilkinson Brimmer Katcher

Joele Frank / Tim Lynch / Jed Repko

Tel.: 212-355-4449

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CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except per share data)

(unaudited)

	For the three months ended March 31
	2012	2011
Revenues
Freight	$1,340	$1,135
Other	36	28

Total revenues	1,376	1,163
Operating expenses
Compensation and benefits	391	364
Fuel	269	226
Materials	64	72
Equipment rents	50	51
Depreciation and amortization	127	122
Purchased services and other (Note 10)	201	219

Total operating expenses	1,102	1,054

Operating income	274	109
Less:
Other income and charges	13	(1)
Net interest expense	69	64

Income before income tax expense	192	46

Income tax expense (Note 3)	50	12

Net income	$142	$34

Earnings per share (Note 4)
Basic earnings per share	$0.83	$0.20
Diluted earnings per share	$0.82	$0.20

Weighted-average number of shares (millions)
Basic	170.5	169.3
Diluted	172.0	170.7

Dividends declared per share	$0.3000	$0.2700

See Notes to Consolidated Financial Statements.

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CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	For the three months ended March 31
	2012	2011
Net income	$142	$34
Net gain on foreign currency translation adjustments, net of hedging activities	5	2
Change in derivatives designated as cash flow hedges	10	4
Change in pension and post-retirement defined benefit plans	54	36

Other comprehensive income before income taxes	69	42
Income tax expense	(24)	(20)

Other comprehensive income	45	22

Comprehensive income	$187	$56

See Notes to Consolidated Financial Statements.

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CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

(unaudited)

	March 31	December 31
	2012	2011
Assets
Current assets
Cash and cash equivalents	$77	$47
Accounts receivable, net	526	518
Materials and supplies	171	138
Deferred income taxes	187	101
Other current assets	67	52

	1,028	856
Investments	135	167
Net properties	12,743	12,752
Goodwill and intangible assets	188	192
Other assets	142	143

Total assets	$14,236	$14,110

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$—	$27
Accounts payable and accrued liabilities	1,059	1,133
Long-term debt maturing within one year	51	50

	1,110	1,210
Pension and other benefit liabilities (Note 8)	1,312	1,372
Other long-term liabilities	353	365
Long-term debt (Note 5)	4,681	4,695
Deferred income taxes	1,954	1,819

Total liabilities	9,410	9,461
Shareholders’ equity
Share capital	1,909	1,854
Additional paid-in capital	72	86
Accumulated other comprehensive loss	(2,691)	(2,736)
Retained earnings	5,536	5,445

	4,826	4,649

Total liabilities and shareholders’ equity	$14,236	$14,110

Commitments and contingencies (Note 9)

See Notes to Consolidated Financial Statements.

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CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	For the three months ended March 31
	2012	2011
Operating activities
Net income	$142	$34
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	127	122
Deferred income taxes	46	8
Pension funding in excess of expense (Note 8)	(7)	(11)
Other operating activities, net	(29)	2
Change in non-cash working capital balances related to operations	(78)	(20)

Cash provided by operating activities	201	135

Investing activities
Additions to properties	(233)	(133)
Proceeds from sale of properties and other assets (Note 6)	45	6
Other	(1)	—

Cash used in investing activities	(189)	(127)

Financing activities
Dividends paid	(51)	(46)
Issuance of common shares	38	9
Issuance of long-term debt (Note 5)	71	—
Repayment of long-term debt	(12)	(12)
Net decrease in short term borrowings	(27)	—

Cash provided by (used in) financing activities	19	(49)

Effect of foreign currency fluctuations on U.S. dollar-denominated

cash and cash equivalents	(1)	(9)

Cash position
Increase (decrease) in cash and cash equivalents	30	(50)
Cash and cash equivalents at beginning of period	47	361

Cash and cash equivalents at end of period	$77	$311

Supplemental disclosures of cash flow information:
Income taxes paid	$4	$—
Interest paid	$51	$49

See Notes to Consolidated Financial Statements.

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CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars, except common share amounts)

(unaudited)

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2012	170.0	$1,854	$86	$(2,736)	$5,445	$4,649
Net income	—	—	—	—	142	142
Other comprehensive income	—	—	—	45	—	45
Dividends declared	—	—	—	—	(51)	(51)
Effect of stock-based compensation expense	—	—	1	—	—	1
Shares issued under stock option plans	0.9	55	(15)	—	—	40

Balance at March 31, 2012	170.9	$1,909	$72	$(2,691)	$5,536	$4,826

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2011	169.2	$1,813	$24	$(2,086)	$5,073	$4,824
Net income	—	—	—	—	34	34
Other comprehensive income	—	—	—	22	—	22
Dividends declared	—	—	—	—	(46)	(46)
Effect of stock-based compensation expense	—	—	6	—	—	6
Change to stock compensation awards (Note 7)	—	—	52	—	—	52
Shares issued under stock option plans	0.2	11	(2)	—	—	9

Balance at March 31, 2011	169.4	$1,824	$80	$(2,064)	$5,061	$4,901

See Notes to Consolidated Financial Statements.

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CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements of Canadian Pacific Railway Limited (“CP”, or “the Company”) reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States of America (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2011 consolidated financial statements. The policies used are consistent with the policies used in preparing the 2011 consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

2	Accounting changes

Fair value measurement

In May 2011, the Financial Accounting Standards Board (“FASB”) issued amended guidance on fair value measurement which updates some of the measurement guidance and includes enhanced disclosure requirements. The amended guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption did not impact the results of operations or financial position but resulted in increased note disclosure (Note 6).

Other comprehensive income

In June 2011, the FASB issued an accounting standard update on the Presentation of Comprehensive Income, which eliminates the current option to report other comprehensive income and its components in the Consolidated Statement of Changes in Shareholders’ Equity. The Company has elected to present items of net income and other comprehensive income in two separate, but consecutive, statements as opposed to one continuous statement. With FASB’s deferral of certain aspects of this accounting standard update in December 2011 and as the new guidance does not change those components that are recognized in net income or those components that are recognized in other comprehensive income, adoption did not impact the results of operations or financial position.

Intangibles – goodwill and other

In September 2011, the FASB issued amended guidance on the testing of goodwill for impairment. The amendments allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The Company will consider this option when testing goodwill for impairment. As it does not change how a goodwill impairment loss is measured, the adoption of the guidance does not impact the results of operations and financial position.

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CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

(unaudited)

3	Income taxes

	For the three months ended March 31
(in millions of Canadian dollars)	2012	2011
Current income tax expense	$4	$4
Deferred income tax expense	46	8

Income tax expense	$50	$12

4	Earnings per share

At March 31, 2012, the number of shares outstanding was 170.9 million (March 31, 2011 – 169.4 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted-average number of shares outstanding during the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months ended March 31
(in millions)	2012	2011
Weighted-average shares outstanding	170.5	169.3
Dilutive effect of stock options	1.5	1.4

Weighted-average diluted shares outstanding	172.0	170.7

For the three months ended March 31, 2012, 237,933 options were excluded from the computation of diluted earnings per share because their effects were not dilutive (three months ended March 31, 2011 – 888,542).

5	Long-term debt

During the first quarter of 2012, the Company issued US$71 million 4.28% Senior Secured Notes due in 2027 for net proceeds of $71 million. These Notes are secured by locomotives acquired during the first quarter of 2012, with a carrying value of $71 million at March 31, 2012. The Company pays equal blended semi-annual payments of principal and interest up to and including March 2027. Final repayment of the remaining principal of US$35 million is due in March 2027.

6	Financial instruments

A. Fair values of financial instruments

GAAP establishes a fair value hierarchy that prioritizes, with respect to reliability, the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs consist of quoted prices (unadjusted) in active markets for identical assets and liabilities and have the highest priority. Level 2 and 3 inputs are based on significant other observable inputs and significant unobservable inputs, respectively, and have lower priorities.

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CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

(unaudited)

6	Financial instruments (continued)

When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value.

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $5,320 million at March 31, 2012 (December 31, 2011 – $5,314 million) with a carrying value of $4,732 million (December 31, 2011 – $4,745 million). The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

A detailed analysis of the techniques used to value long-term floating rate notes, which are classified as Level 3, is discussed below:

Long-term floating rate notes

During the first quarter of 2012, the Company sold all of its Master Asset Vehicle (“MAV”) 2 Class A-2 notes which had a carrying value of $33 million (original cost - $46 million) for proceeds and interest of $33 million. At March 31, 2012, all that remains is the Company’s investment in MAV 2 Class A-1 notes with a carrying value, being the estimated fair value of the notes, reported in “Investments” of $47 million (original cost - $59 million).

Accretion resulted in a net unrealized income of $1 million in the three months ended March 31, 2012 (three months ended March 31, 2011 – $1 million) which was reported in “Other income and charges”.

The valuation technique and assumptions used by the Company to estimate the fair value of its investment in long-term floating rate notes at March 31, 2012 and December 31, 2011, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The valuation of the notes is prepared by the Company’s Treasury department and results are reviewed by senior finance officials, at a minimum, on a quarterly basis. The notes at March 31, 2012, are expected to mature in January 2017 and are modelled using an average coupon interest rate of 0.8%, a discount rate of 5.0%, and assumed no credit losses. Similar assumptions were modelled at December 31, 2011, with the exception of the discount rate which was 6.1%.

Changes in the fair value of the notes resulting from a 50 basis point increase/decrease in the coupon interest rate or discount rate would have a negligible impact on earnings during the three months ended March 31, 2012 and 2011.

B. Financial risk management

The Company’s policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

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CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

(unaudited)

6	Financial instruments (continued)

Foreign exchange management

The Company is exposed to fluctuations of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company conducts business transactions and owns assets in both Canada and the United States; as a result, revenues and expenses are incurred in both Canadian and U.S. dollars. The Company enters into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. In terms of net income, excluding FX on long-term debt, mitigation of U.S. dollar FX exposure is provided primarily through offsets created by revenues and expenses incurred in the same currency. Where appropriate, the Company negotiates with customers and suppliers to reduce the net exposure.

Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on long-term debt and gains and losses on its net investment. The effective portion recognized in “Other comprehensive income” for the three months ended March 31, 2012 was $60 million (three months ended March 31, 2011 – $74 million). The ineffective portion recognized in income to “Other income and charges” for the three months ended March 31, 2012 and the three months ended March 31, 2011 was negligible.

Foreign exchange forward contracts

The Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

At March 31, 2012, the Company had FX forward contracts to fix the exchange rate on US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019, unchanged from December 31, 2011. At March 31, 2011, the Company had FX forward contracts to fix the exchange rate on US$101 million of its 5.75% 2013 Notes, and US$125 million of its 6.50% Notes due in May 2018. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these Notes mature.

During the three months ended March 31, 2012, an unrealized foreign exchange loss of $4 million (three months ended March 31, 2011 – unrealized loss of $4 million) was recorded in “Other income and charges” in relation to these derivatives. During the first quarter of 2012 and 2011, the losses recorded in “Other income and charges” were largely offset by the unrealized gains on the underlying debt which the derivatives were designated to hedge.

At March 31, 2012, the unrealized gain derived from these FX forwards was $6 million which was included in “Other assets” with the offset reflected as an unrealized gain of $3 million in “Accumulated other comprehensive loss” and as an unrealized gain of $3 million in “Retained earnings”. At December 31, 2011, the unrealized gain derived from these FX forwards was $6 million which was included in “Other assets” with the offset reflected as an unrealized loss of $1 million in “Accumulated other comprehensive loss” and as an unrealized gain of $7 million in “Retained earnings”.

At March 31, 2012, the Company expected that, during the next twelve months, unrealized pre-tax losses of $1 million would be reclassified to “Other income and charges”.

Interest rate management

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt.

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CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

(unaudited)

6	Financial instruments (continued)

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements such as treasury rate locks, bond forwards or forward starting swaps, designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements, designated as fair value hedges, to manage the mix of fixed and floating rate debt.

At March 31, 2012 and December 31, 2011, the Company had no outstanding interest rate swaps.

Stock-based compensation expense management

Total Return Swaps (“TRS”)

The Company is exposed to stock-based compensation risk, which is the probability of increased compensation expense due to the increase in the Company’s share price.

The Company has a TRS to reduce the volatility to the Company over time on three types of stock-based compensation programs: Tandem share appreciate rights (“TSARs”), Deferred share units (“DSUs”), and Restricted share units (“RSUs”). As the Company’s share price appreciates, these programs create increased compensation expense. The TRS is a derivative that provides a gain to offset increased compensation expense as the share price increases and a loss to offset reduced compensation expense when the share price falls. This derivative is not designated as a hedge and changes in fair value are recognized in net income in the period in which the change occurs.

During the three months ended March 31, 2012, the Company reduced the size of the TRS program by 0.3 million share units for proceeds of $1 million. During the same period of 2011 the program was reduced by 0.5 million share units at minimal cost.

Fuel price management

The Company is exposed to commodity risk related to purchases of diesel fuel and the potential reduction in net income due to increases in the price of diesel. Fuel expense constitutes a large portion of the Company’s operating costs and volatility in diesel fuel prices can have a significant impact on the Company’s income. Items affecting volatility in diesel prices include, but are not limited to, fluctuations in world markets for crude oil and distillate fuels, which can be affected by supply disruptions and geopolitical events.

The impact of variable fuel expense is mitigated substantially through fuel cost recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk cannot be completely recovered from shippers due to timing and volatility in the market. The Company continually monitors residual exposure, and where appropriate, may enter into derivative instruments.

Energy futures

At March 31, 2012, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 18 million U.S. gallons during the period April 2012 to March 2013 at an average price of $3.05 per U.S. gallon. This represents approximately 6% of estimated fuel purchases for this period. At March 31, 2012, the unrealized gain on these futures contracts was $3 million (December 31, 2011 – unrealized loss $3 million) and was reflected in “Other current assets” (December 31, 2011 – “Accounts payable and accrued liabilities”) with the offset, net of tax, reflected in “Accumulated other comprehensive loss” on the Consolidated Balance Sheets.

The impact of settled commodity swaps decreased “Fuel” expense in the three months ended March 31, 2012, by $1 million as a result of realized gains on diesel swaps (March 31, 2011 – realized gains $3 million). At March 31, 2012, the Company expected that, during the next twelve months, $3 million of unrealized pre-tax holding gains on diesel future contracts would be realized and recognized in “Fuel” expense as a result of these derivatives being settled.

14

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

(unaudited)

7	Stock-based compensation

At March 31, 2012, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans, which are remeasured to fair value quarterly based on share price and vesting conditions, and an employee stock savings plan. These plans resulted in an expense for the three months ended March 31, 2012 of $23 million (three months ended March 31, 2011 – expense of $12 million).

Regular options

In the first three months of 2012, under CP’s stock option plans, the Company issued 5,500 regular options at the weighted average price of $72.42 per share, based on the closing price on the grant date. Pursuant to the employee plan, these regular options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years. Under the fair value method, the fair value of the regular options at the grant date was $0.1 million.

Performance share unit (“PSU”) plan

The performance period for the first grant of PSUs issued in 2009 ended December 31, 2011. These PSUs are earned based on the Total Shareholder Return (“TSR”) compared to the S&P/TSX60 index, and Return on Capital Employed (“ROCE”). The TSR for the 3 year period exceeded the target, while the ROCE targets were not met. The TSR component of the plan resulted in a total PSU payout equal to 200% for half of the award, in effect resulting in a target payout. The payout of $24 million occurred in March 2012 and was calculated using the Company’s average share price during the last 30 trading days ending on December 31, 2011.

Tandem share appreciation rights (“TSARs”)

As a result of changes to Canadian tax legislation, which eliminated the favourable tax treatment on cash settled compensation awards, the Company offered employees the option of cancelling the outstanding SAR and keeping in place the outstanding option. During the first quarter of 2011, the Company cancelled 3.1 million SARs and reclassified the fair value of the previously recognized liability ($70 million) and the recognized deferred tax asset ($18 million) to “Additional paid-in capital”. The terms of the awards were not changed and as a result no incremental cost was recognized. The weighted average fair value of the units cancelled during the first quarter of 2011 was $25.36 per unit. Compensation cost will continue to be recognized over the remaining vesting period for those options not yet vested.

8	Pensions and other benefits

In the three months ended March 31, 2012, the Company made contributions of $17 million (2011 - $23 million) to its defined benefit pension plans. The elements of net periodic benefit cost for defined benefit pension plans and other benefits recognized in the quarter, included the following components:

	For the three months ended March 31
	Pensions		Other benefits
(in millions of Canadian dollars)	2012	2011	2012	2011
Current service cost (benefits earned by employees in the period)	$33	$26	$5	$4
Interest cost on benefit obligation	113	115	6	6
Expected return on fund assets	(188)	(168)	—	—
Recognized net actuarial loss	52	36	1	1
Amortization of prior service costs	—	3	—	—

Net periodic benefit cost	$10	$12	$12	$11

15

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

(unaudited)

9	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at March 31, 2012, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

At March 31, 2012, the Company had committed to total future capital expenditures amounting to $415 million and operating expenditures amounting to $1,821 million for the years 2012-2030.

Minimum payments under operating leases were estimated at an aggregate of $777 million, with annual payments in each of the five years following 2012 of (in millions): 2013 – $130; 2014 – $97; 2015 – $83; 2016 – $64 and 2017 – $47.

Environmental remediation accruals cover site-specific remediation programs. Environmental remediation accruals are measured on an undiscounted basis and are recorded when the costs to remediate are probable and reasonably estimable.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and includes both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable.

The expense included in “Purchased services and other” for the three months ended March 31, 2012 was nil (three months ended March 31, 2011 - $1 million). Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. The total amount provided at March 31, 2012 was $95 million (December 31, 2011 - $97 million). Payments are expected to be made over 10 years to 2022.

The Dakota, Minnesota & Eastern Railroad Corporation was purchased for $1.5 billion resulting in goodwill of $147 million (US$147 million) as at March 31, 2012. Future contingent payments of up to approximately US$1.2 billion consisting of US$436 million which would become due if construction of the Powder River Basin expansion project starts prior to December 31, 2025 and up to approximately US$773 million would become due upon the movement of specified volumes over the Powder River Basin extension prior to December 31, 2025. Certain interest and inflationary adjustments would also become payable up to December 31, 2025 upon achievement of certain milestones. The contingent payments would be accounted for as an increase in the purchase price.

10	Insurance recovery

In 2010, the Company suffered losses due to flooding in southern Alberta and Saskatchewan. An amount of $12 million for business interruption insurance recoveries was recognized in “Purchased services and other” in the first quarter of 2012. In addition, in the fourth quarter of 2011 the Company recorded $5 million of insurance recoveries with respect to the same incident.

16

Summary of Rail Data

	First Quarter
Financial (millions, except per share data)	2012	2011	Fav/(Unfav)%
Revenues
Freight revenue	$1,340	$1,135	$205	18
Other revenue	36	28	8	29

Total revenues	1,376	1,163	213	18

Operating expenses
Compensation and benefits	391	364	(27)	(7)
Fuel	269	226	(43)	(19)
Materials	64	72	8	11
Equipment rents	50	51	1	2
Depreciation and amortization	127	122	(5)	(4)
Purchased services and other	201	219	18	8

Total operating expenses	1,102	1,054	(48)	(5)

Operating income	274	109	165	151

Less:
Other income and charges	13	(1)	(14)	—
Net interest expense	69	64	(5)	(8)

Income before income tax expense	192	46	146	317
Income tax expense	50	12	(38)	(317)

Net income	$142	$34	$108	318

Operating ratio (%)	80.1	90.6	10.5	1,050 bps

Basic earnings per share	$0.83	$0.20	$0.63	315

Diluted earnings per share	$0.82	$0.20	$0.62	310

Shares Outstanding
Weighted average number of shares outstanding (millions)	170.5	169.3	1.2	1
Weighted average number of diluted shares outstanding (millions)	172.0	170.7	1.3	1

Foreign Exchange
Average foreign exchange rate (US$/Canadian$)	1.00	1.01	0.01	1
Average foreign exchange rate (Canadian$/US$)	1.00	0.99	0.01	1

17

Summary of Rail Data (Page 2)

	First Quarter
	2012	2011(1)	Fav/(Unfav)%
Commodity Data
Freight Revenues (millions)
- Grain	$288	$232	$56	24
- Coal	137	106	31	29
- Sulphur and fertilizers	126	129	(3)	(2)
- Industrial and consumer products	298	231	67	29
- Automotive	105	80	25	31
- Forest products	50	45	5	11
- Intermodal	336	312	24	8

Total Freight Revenues	$1,340	$1,135	$205	18

Millions of Revenue Ton-Miles (RTM)
- Grain	8,600	7,260	1,340	18
- Coal	5,205	3,970	1,235	31
- Sulphur and fertilizers	4,042	4,869	(827)	(17)
- Industrial and consumer products	7,036	5,962	1,074	18
- Automotive	659	523	136	26
- Forest products	1,215	1,292	(77)	(6)
- Intermodal	6,054	5,808	246	4

Total RTMs	32,811	29,684	3,127	11

Freight Revenue per RTM (cents)
- Grain	3.35	3.20	0.15	5
- Coal	2.63	2.67	(0.04)	(1)
- Sulphur and fertilizers	3.12	2.65	0.47	18
- Industrial and consumer products	4.24	3.87	0.37	10
- Automotive	15.93	15.30	0.63	4
- Forest products	4.12	3.48	0.64	18
- Intermodal	5.55	5.37	0.18	3
Total Freight Revenue per RTM	4.08	3.82	0.26	7
Carloads (thousands)
- Grain	110	100	10	10
- Coal	78	60	18	30
- Sulphur and fertilizers	42	49	(7)	(14)
- Industrial and consumer products	115	100	15	15
- Automotive	42	36	6	17
- Forest products	18	18	—	—
- Intermodal	251	243	8	3

Total Carloads	656	606	50	8

Freight Revenue per Carload
- Grain	$2,618	$2,320	$298	13
- Coal	1,756	1,767	(11)	(1)
- Sulphur and fertilizers	3,000	2,633	367	14
- Industrial and consumer products	2,591	2,310	281	12
- Automotive	2,500	2,222	278	13
- Forest products	2,778	2,500	278	11
- Intermodal	1,339	1,284	55	4

Total Freight Revenue per Carload	$2,043	$1,873	$170	9

(1)	Certain prior period figures have been revised to conform with current presentation with respect to rounding.

18

Summary of Rail Data (Page 3)

	First Quarter
	2012	2011 (1)	Fav/(Unfav)%
Operations Performance
Total operating expenses per gross ton-mile (GTM) (cents)(2)	1.76	1.87	0.11	6
Operating expenses, less land sales and the impact of fuel price, per GTM (cents)(3)	1.72	1.87	0.15	8

Average number of active employees - Total	15,988	14,915	(1,073)	(7)
Average number of active employees - Expense	14,956	14,009	(947)	(7)
Number of employees at end of period - Total	16,272	15,143	(1,129)	(7)
Number of employees at end of period - Expense	14,989	13,969	(1,020)	(7)
Average daily active cars on-line (thousands)	39.8	55.1	15.3	28
Average daily active road locomotives on-line	1,033	1,062	29	3

Freight gross ton-miles (millions)	62,688	56,235	6,453	11
Train miles (thousands)	10,342	9,245	1,097	12
Average train weight - excluding local traffic (tons)	6,420	6,494	(74)	(1)
Average train length - excluding local traffic (feet)	5,590	5,602	(12)	—

Average train speed - AAR definition (mph)	25.1	19.8	5.3	27
Average terminal dwell - AAR definition (hours)	17.3	23.7	6.4	27
Car miles per car day	208.4	137.9	70.5	51

Locomotive productivity (daily average GTMs/active HP)	174.8	157.5	17.3	11
Employee productivity (million GTMs/expense employee)	4.2	4.0	0.2	5

Fuel efficiency(4)	1.23	1.31	0.08	6
U.S. gallons of locomotive fuel consumed (millions)(5)	76.6	73.1	(3.5)	(5)
Average fuel price (U.S. dollars per U.S. gallon)	3.50	3.12	(0.38)	(12)

Safety

FRA personal injuries per 200,000 employee-hours	1.25	1.79	0.54	30
FRA train accidents per million train-miles	1.75	2.49	0.74	30

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Gross Ton-Mile (GTM) is the movement of the combined tons (freight car tare, inactive locomotive tare, and contents) a distance of one mile.
(3)	Operating expenses, less land sales and the impact of fuel price, per GTM is calculated consistently with total operating expenses per GTM except for the exclusion of net gains on land sales and the fuel price impact, the latter to remove the volatility of fuel prices and to provide comparative fuel expenses at the 2011 fuel price. Net gains on land sales were $4 million and $nil million for the three months ended March 31, 2012 and 2011 respectively. The impact of fuel price was $27 million for the three months ended March 31, 2012.
(4)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.
(5)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.

19

This Management’s Discussion and Analysis (“MD&A”) is provided in conjunction with the Consolidated Financial Statements and related notes for the three months ended March 31, 2012 prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All information has been prepared in accordance with GAAP, except as described in Section 14, Non-GAAP Measures of this MD&A. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars.

April 20, 2012

In this MD&A, “our”, “us”, “we”, “CP” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in Section 23, Glossary of Terms.

Unless otherwise indicated, all comparisons of results for the first quarter of 2012 are against the results for the first quarter of 2011.

1. BUSINESS PROFILE

Canadian Pacific Railway Limited, through its subsidiaries, operates a transcontinental railway in Canada and the United States (“U.S.”) and provides logistics and supply chain expertise. We provide rail and intermodal transportation services over a network of approximately 14,400 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia (“B.C.”), and the U.S. Northeast and Midwest regions. Our railway feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend our market reach east of Montreal in Canada, throughout the U.S. and into Mexico. We transport bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

2. STRATEGY

Our vision is to become the safest and most fluid railway in North America. Our objective is to create long-term value for our customers, shareholders and employees by disciplined execution of our Integrated Operating Plan (“IOP”); by executing on our Multi-Year Plan which enhances and supports our IOP; and by aligning all parts of the organization around our five core beliefs:

•	Service: Reliable and consistent service is our product. We are committed to executing our IOP in order to meet and exceed the needs of our customers in a cost-effective manner.

•

Safety: There is no job at CP that is so important that we cannot take the time to do it safely. Our comprehensive safety framework safeguards our employees, the communities we operate through, the environment and our customers’ freight enabling us to provide an effective transportation solution.

•	Productivity and Efficiency: Based on a culture of continuous improvement and accountability, we are always looking for better, less costly, more reliable ways to operate our business.

•	People: We pride ourselves in our well trained and knowledgeable team of railroaders. We are committed to executing the IOP and collaboratively working with our customers.

•	Growth: We invest in our franchise to enhance productivity and service, which allows us to capitalize on growth opportunities with new and existing customers at low incremental cost.

Strategic Summary

We are taking a systematic approach to executing our strategy which is based on a disciplined execution of our IOP, the delivery of our Multi-Year Plan which supports the IOP and by ensuring clear accountabilities throughout the organization. CP’s Multi-Year Plan provides a clear blueprint with three key elements: driving volume growth, expanding network capacity to safely and efficiently support higher volumes and cost control. This strategy and related investments have set us firmly on track to deliver on our goal of bringing CP’s operating ratio down to 70%– 72% for 2014 and 68.5% - 70.5% for 2016, and we will strive for continued improvement beyond 2016.

Integrated Operating Plan

The IOP is the foundation of our railway operations. All key aspects of the operation are scheduled to drive service reliability and on-time shipment performance. This encompasses road train operations, our First Mile-Last Mile program and all mechanical, engineering and other maintenance activities. The IOP continues to be enhanced through Lean continuous improvement, simplification and standardization of business processes and improved information systems. Our IOP is supported by a culture of accountability built on clear established metrics tied to each position in the organization and incentives tied to performance.

The underlying design principles of the IOP are:

•	Velocity – keeping our assets moving through an efficient, scheduled 24/7 operation;

•	Balance – train and car movements are balanced daily in each corridor, yard and terminal, which drives efficiencies and asset velocity; and

•	Network – all aspects of the network’s operation are optimized to drive the best service, safety, productivity and efficiency outcome.

We are continuing to improve the IOP with the following multi-year programs:

First Mile-Last Mile – this program drives improvements in service, asset velocity and enables low-cost growth by reducing railcars and creating additional terminal capacity.

Scheduled Bulk – we continue to schedule our bulk train operations as part of our IOP. In grain, our efforts involve leveraging our grain elevator footprint by scheduling all aspects of our grain shipments, including First Mile-Last Mile switching and bulk unit train operations, all centered around a simplified network of origin grain hubs.

Long Trains – this program is driving increased train lengths; improving service, safety, productivity and efficiency. It includes targeted infrastructure enhancements and the use of proprietary train marshaling software, which maximizes the use of distributed locomotive power.

Fuel Efficiency – this program targets year-over-year improvements in fuel efficiency and reduced emissions. It consists of the acquisition of new locomotives, the remanufacturing of older locomotives and using new technologies which improve train handling and reduces idling. This program is enhanced by the disciplined execution of the IOP, improving velocity and driving fleet productivity.

Locomotive Reliability Centres – we are consolidating the number of major locomotive repair facilities from eight to four highly efficient super shops which will result in improved maintenance capabilities, lower unit costs, reduced overheads and improved locomotive availability and reliability.

Markets

Our Multi-Year Plan is based on three major sources of growth: Asian demand for commodities; growth in energy production and North American economic growth.

Strong long-term fundamentals support our bulk commodities business as Asian economies develop, expand and diversify. We have 10-year contracts with both Teck for metallurgical coal and with Canpotex for export potash. We continue to develop our extensive grain network through expansions at existing high-throughput grain elevators, new elevator development and collaboration in planned expansion of oil seed processing.

In the energy sector, our franchise accesses the Bakken Oil Formation in North Dakota and Saskatchewan, the Alberta Industrial Heartland supporting the Oilsands, and the Marcellus Gas Formation in the northeastern U.S. and allows us to develop new long-haul markets. With the strong global demand for energy we are growing our shipments in crude oil, ethanol and energy-related inputs such as pipe and frac sand.

North American economic growth will bring new opportunities in a number of lines of business, including intermodal, automotive and forest products. We are leveraging our relationships, capital investments and the disciplined

Canadian Pacific • 2012 MD&A • Q1

execution of our IOP to enable growth in these markets. In addition, we continue to enhance our intermodal franchise by expanding on our co-location model and terminal network.

Investments

CP is committed to the renewal of its infrastructure and making investments for productivity and growth through network enhancements, locomotive upgrades and information technology (“IT”) renewal. During the first quarter of 2012, we entered the second year of our multi-year accelerated capital program.

Our network investment plans include investing $75 to $100 million to increase the productivity in our Western Corridor which supports approximately 40% of our volumes. Our targeted infrastructure investments support the operation of longer trains and enables low-cost growth.

In addition, approximately $250 million in upgrades over the next few years are underway on CP’s North Line, running from Winnipeg, Manitoba to Edmonton, Alberta. This program will result in an increase in track speeds and will support productivity and growth in potash, grain, energy related products and intermodal. By upgrading this portion of the network, route miles for some shipments will be reduced by between 5% and 10%. This upgrade will provide operating flexibility, with a second routing option for traffic currently traversing over the more southerly mainline, improving overall service reliability and network speed.

In order to capitalize on growth in energy, agriculture and potash shipments, we are investing approximately $90 million in enhancements to our North/ South corridors in the U.S. Midwest. These upgrades will increase capacity, enhance routing flexibility and lift the efficiency on all the business that travels on these lines. Similar to the North Line improvements, the investments will enhance network resiliency facilitating increased train speeds, car miles per car day, fuel efficiency and reducing terminal dwell.

Managing the movement of assets and information is a critical business process. Our multi-year IT program includes upgrades to our Shipment management and SAP suites. Predictive technologies will become important to driving even more efficiencies in field operations. These planned multi-year system upgrades position CP to enhance labour productivity, improve asset management and provide better shipment visibility to all parties.

CP has deployed a series of strategies expected to deliver a 1%–2% per year improvement in fuel efficiency. Our plans include: expanding the application of fuel trip optimizer technology that assist train crews in efficient train handling; remanufacturing a portion of our older yard and local locomotive fleet at a 3 for 4 replacement ratio; the introduction of new stop-start technology that will reduce cold weather idling; and the renewal of our mainline locomotive fleet. In addition to improved fuel efficiency, reduced emissions and enhanced service reliability, this program will result in a more homogeneous fleet, further enhancing shop productivity. The re-manufacturing of older units will enhance inter-operability allowing for further productivity gains.

Finance

To support the Multi-Year Plan, which includes an accelerated capital program, the Company has continued to focus its efforts on the balance sheet to provide financial flexibility and preserve its investment grade rating while maintaining a competitive dividend.

Over the last three years, we have made $1.85 billion of solvency deficit contributions of which $1.75 billion were voluntary pension prepayments to our main Canadian defined benefit pension plan in order to provide stability and reduce volatility of our future funding requirements. These pension prepayments are accretive to earnings and are tax efficient resulting in low cash taxes over the next several years.

Additional measures taken to mitigate our pension funding volatility include, reducing our asset allocation to public equities, increasing our asset/ liability interest rate matching and implementing a dynamic de-risking plan that will further reduce our allocation to public equities as our funded ratio increases.

We have taken advantage of attractive interest rates and have tendered and refinanced a number of debt maturities by blending and extending them further into the future. As a result, we have no significant debt maturities over the next several years.

Principal sources of liquidity are generated from cash from operations and, where necessary, access to a recently negotiated $1 billion four year revolving credit agreement.

People

To successfully execute our strategy, Canadian Pacific is committed to investing in its people. We continue to promote an engaged and stable workforce through:

Canadian Pacific • 2012 MD&A • Q1

•	an organizational structure that provides for clear accountability and alignment across all functions;

•	an understanding and focus on our five core beliefs;

•	selection and development of the right employee for a required role;

•	training and appropriate resources for success; and

•	appropriate salary and incentive program that rewards performance.

3. FORWARD-LOOKING INFORMATION

This MD&A contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other relevant securities legislation. These forward-looking statements include, but are not limited to statements concerning our operations, anticipated financial performance, business prospects and strategies as well as statements concerning the anticipation that cash flow from operations and various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future, statements regarding future payments including income taxes and pension contributions, and capital expenditures. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that we will not achieve predictions, forecasts, projections and other forms of forward-looking information. Current economic conditions render assumptions, although reasonable when made, subject to greater uncertainty. In addition, except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in leadership which would disrupt the execution of the Multi-Year Plan; changes in business strategies; general North American and global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demands; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and liquidity of investments; various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes; security threats and governmental response to them; and technological changes.

There are more specific factors that could cause actual results to differ materially from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in Section 20, Business Risks and elsewhere in this MD&A. Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States.

2012 Financial Assumptions

Defined benefit pension contributions are currently estimated to be between $100 million and $125 million in each of the years to 2016. These contribution levels reflect the Company’s intentions with respect to the rate at which we apply the voluntary prepayments to reduce contribution requirements. Defined benefit pension expense for 2012 is expected to be $41 million. For 2013, defined benefit pension expense is expected to be approximately $125 million and in the range of $125 million to $135 million through 2016, assuming normal equity market returns and modest increases in bond yields in 2012 (discussed further in Section 21, Critical Accounting Estimates).

2012 First-Quarter EPS Guidance Update

On April 20, 2012, CP announced that first quarter 2012 diluted earnings per share (“EPS”) was $0.82, which is within the expected range of $0.80 to $0.83 as announced by CP in a press release on April 10, 2012.

Canadian Pacific • 2012 MD&A • Q1

4. ADDITIONAL INFORMATION

Additional information, including our Consolidated Financial Statements, Annual Information Form, press releases and other required filing documents, are available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on our website at www.cpr.ca. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.

5. FINANCIAL HIGHLIGHTS

For the three months ended March 31
(in millions, except percentages and per share data)	2012	2011
Revenues	$1,376	$1,163
Operating income	274	109
Net income	142	34

Basic earnings per share	0.83	0.20
Diluted earnings per share	0.82	0.20
Dividends declared per share	0.3000	0.2700

Return on capital employed (“ROCE”)(1)	8.6%	8.0%
Operating ratio	80.1%	90.6%
Free cash(2)	(40)	(47)

Total assets at March 31	14,236	13,523
Total long-term financial liabilities at March 31(3)	4,790	4,070

(1)

ROCE is defined as earnings before interest and taxes (“EBIT”) (on a rolling 12 month basis), divided by the average for the year of total assets, less current liabilities excluding current portion of long-term debt, as measured under GAAP, and is discussed further in Section 14, Non-GAAP Measures.

(2)

This measure has no standardized meaning prescribed by GAAP and, therefore, is unlikely to be comparable to similar measures of other companies. This measure is discussed in Section 14, Non-GAAP Measures along with a reconciliation of free cash to GAAP cash position in Section 13, Liquidity and Capital Resources.

(3)	Excludes deferred income taxes: $1,954 million and $1,883 million; and other non-financial deferred liabilities of $1,556 million and $1,361 million at March 31, 2012 and 2011 respectively.

6. OPERATING RESULTS

Income

Operating income was $274 million in the first quarter of 2012, an increase of $165 million, or 151%, from $109 million in the same period of 2011.

This increase was primarily due to:

•	higher traffic volumes;

•	lower costs due to improved winter operating conditions;

•	higher fuel surcharge revenues as a result of higher fuel prices; and

•	improved operational performance driving efficiencies in fuel consumption, asset and crew utilization.

The increase in operating income was partially offset by higher:

•	fuel costs;

•	incentive and stock-based compensation expense; and

•	training expense as a result of increased hiring to meet demand and attrition.

Net income was $142 million in the first quarter of 2012, an increase of $108 million, or 318%, from $34 million in the same period of 2011. This increase was primarily due to improved operating income and was partially offset by higher:

•	income tax expense reflecting higher earnings;

•	other charges due to advisory fees related to shareholder matters; and

•	higher interest expense due to issuances of new debt.

Diluted Earnings per Share

Diluted EPS was $0.82 in the first quarter of 2012, an increase of $0.62, or 310% from $0.20 in the same period of 2011. This increase was primarily due to higher net income.

Canadian Pacific • 2012 MD&A • Q1

Operating Ratio

The operating ratio provides the percentage of revenues used to operate the railway, and is calculated as total operating expenses divided by total revenues. A lower percentage normally indicates higher efficiency in the operation of the railway. The operating ratio was 80.1% in the first quarter of 2012, compared with 90.6% in the same period of 2011. This improvement was primarily due to higher traffic volumes, discussed further in Section 8, Lines of Business, improved winter operating conditions, discussed further in Section 9, Operating Expenses, and improved operational performance driving efficiencies, discussed further in Section 7, Performance Indicators.

Return on Capital Employed

Return on capital employed was 8.6% at March 31, 2012, compared with 8.0% in the same period of 2011. This improvement was primarily due to higher operating income.

Impact of Foreign Exchange on Earnings

Fluctuations in foreign exchange (“FX”) affect our results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. U.S. dollar-denominated revenues and expenses decrease when the Canadian dollar strengthens in relation to the U.S. dollar.

Canadian to U.S. dollar Average exchange rates
	2012	2011

For the three months ended - March 31	$1.00	$0.99

Canadian to U.S. dollar Exchange rates
	2012	2011
Beginning of quarter - January 1	$1.02	$0.99
End of quarter - March 31	$1.00	$0.97

Average Fuel Price (U.S. dollars per U.S. gallon)
	2012	2011
For the three months ended - March 31	$3.50	$3.12

Canadian Pacific • 2012 MD&A • Q1

7. PERFORMANCE INDICATORS

For the three months ended March 31	2012	2011	% Change
Operations performance
Average number of active employees – expense	14,956	14,009	7
Average daily active cars on-line (thousands)	39.8	55.1	(28)
Average daily active road locomotives on-line	1,033	1,062	(3)
Freight gross ton-miles (“GTMs”) (millions)	62,688	56,235	11
Train miles (thousands)	10,342	9,245	12
Average train weight – excluding local traffic (tons)	6,420	6,494	(1)
Average train length – excluding local traffic (feet)	5,590	5,602	—
Average train speed – AAR definition (mph)	25.1	19.8	27
Average terminal dwell – AAR definition (hours)	17.3	23.7	(27)
Car miles per car day(1)	208.4	137.9	51
Locomotive productivity (daily average GTMs/active horse power (“HP”))	174.8	157.5	11
Employee productivity (million GTMs/expense employee)	4.2	4.0	5
Fuel efficiency(2)	1.23	1.31	(6)
Safety indicators
FRA personal injuries per 200,000 employee-hours(1)	1.25	1.79	(30)
FRA train accidents per million train-miles(1)	1.75	2.49	(30)

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.

The indicators listed in this table are key measures of our operating performance. Definitions of these performance indicators are provided in Section 23, Glossary of Terms.

Operations Performance

The average number of active expense employees for the first quarter of 2012 increased by 7%, compared with the same period in 2011 as a result of additional hiring to address higher volumes, anticipated attrition and winter operations.

The average daily active cars on-line for the first quarter of 2012 decreased by approximately 15,300 cars, or 28%, compared with the same period of 2011. This decrease was primarily due to improved network fluidity, our successful execution of our First Mile-Last Mile program and a focus on the storage of surplus cars.

The average daily active road locomotives on-line for the first quarter of 2012 was 1,033 units, a decrease of 29 units or 3%, compared with 1,062 units in the same period of 2011. This improvement was primarily the result of improved asset velocity due to more efficient and fluid operations and improved fleet reliability, offset in part by higher traffic volumes.

GTMs for the first quarter of 2012 were 62,688 million which increased by 11% compared with 56,235 million in the same period of 2011 consistent with the 11% increase in revenue ton-miles (“RTMs”).

Train miles for the first quarter of 2012 were 10,342 which increased by 12% compared with 9,245 in the same period of 2011.

The improvements in GTMs and train miles were primarily due to higher volumes and more fluid operations.

Average train weight for the first quarter of 2012 was 6,420 tons, a decrease of 74 tons, or 1%, from 6,494 tons in the same period of 2011, primarily due to a reduction in the number of heavier potash trains as a result of lower potash volumes reflecting market conditions.

Average train length was 5,590 feet for the first quarter of 2012, virtually unchanged compared to the same period of 2011.

Canadian Pacific • 2012 MD&A • Q1

Average train speed for the first quarter of 2012 was 25.1 miles per hour, an increase of 27%, from 19.8 miles per hour in the same period of 2011. This was primarily due to our disciplined approach to executing the IOP and capacity investments that improved track speed and siding capacity.

Average terminal dwell, the average time a freight car resides in a terminal, for the first quarter of 2012 was 17.3 hours, a decrease of 27% from 23.7 hours in the same period of 2011.

Car miles per car day for the first quarter of 2012 was 208.4 miles per day, an increase of 51% compared to 137.9 miles per day in the same period of 2011.

These improvements in average terminal dwell and car miles per car day were primarily due to various initiatives to improve asset velocity through the design and execution of the IOP and a continued focus on the storage of surplus cars.

Locomotive productivity, which is daily average GTMs per active HP, for the first quarter of 2012 was 174.8, an increase of 11% from 157.5 in the same period of 2011.

Employee productivity, which is million GTMs per employee, for the first quarter of 2012 was 4.2, an improvement of 5% from 4.0 in the same period of 2011.

These increases in locomotive and employee productivity were primarily due to improved network fluidity through our disciplined execution of the IOP and our multi-year programs including capital investments.

Fuel efficiency for the first quarter of 2012 improved by 6% compared to the same period of 2011. This was primarily due to operational fluidity, increased use of fuel savings technology installed on over 300 locomotives, delivery of 91 new higher fuel efficient locomotives allowing the storage of older less fuel efficient locomotives and a continued focus on fuel conservation programs including idle reduction and train handling practices.

Safety Indicators

Safety is a key priority for our management and Board of Directors. Our two main safety indicators – personal injuries and train accidents – follow strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines. CP strives to continually improve its safety performance through key strategies and activities such as training and technology.

The FRA personal injury rate per 200,000 employee-hours for CP improved to 1.25 for the first quarter of 2012, compared with 1.79 in the same period of 2011.

The FRA train accident rate for CP for the first quarter of 2012, improved to 1.75 accidents per million train-miles, compared with 2.49 in the same period of 2011.

8. LINES OF BUSINESS

Revenues

For the three months ended March 31 (in millions)
	2012	2011	% Change
Freight revenues
Grain	$288	$232	24
Coal	137	106	29
Sulphur and fertilizers	126	129	(2)
Industrial and consumer products	298	231	29
Automotive	105	80	31
Forest products	50	45	11
Intermodal	336	312	8

Total freight revenues	1,340	1,135	18
Other revenue	36	28	29

Total revenues	$1,376	$1,163	18

Canadian Pacific • 2012 MD&A • Q1

Our revenues are primarily derived from transporting freight. Other revenue is generated from leasing of certain assets, switching fees, other engagements including logistical services, and contracts with passenger service operators.

Freight Revenues

Freight revenues are earned from transporting bulk, merchandise and intermodal goods, and include fuel recoveries billed to our customers. Freight revenues were $1,340 million in the first quarter of 2012, an increase of $205 million, or 18% from $1,135 million in the same period of 2011.

This increase was primarily due to higher:

•	shipments of Industrial and consumer products, Grain, Coal, Automotive and Intermodal;

•	fuel surcharge revenues due to the change in fuel prices;

•	freight rates for all lines of business; and

•	improved operating performance.

This increase was partially offset by lower traffic volumes, as measured by RTMs, for the Sulphur and fertilizer and Forest products lines of business.

Fuel Cost Recovery Programs

A change in fuel prices may adversely impact expenses and revenues. CP employs a fuel cost recovery program designed to mechanistically respond to fluctuations in fuel prices and help mitigate the financial impact of rising fuel prices.

Grain

Grain revenue for the first quarter of 2012 was $288 million, an increase of $56 million, or 24%, from $232 million in the same period of 2011.

This increase was primarily due to higher:

•	Canadian grain shipments as a result of strong market demand for Canadian grains and improved operating performance;

•	fuel surcharge revenues due to the change in fuel prices; and

•	freight rates.

This increase was partially offset by lower U.S. originating shipments due to weaker U.S. crop production and reduced export market demand for U.S. grains.

Coal

Coal revenue for the first quarter of 2012 was $137 million, an increase of $31 million, or 29%, from $106 million in the same period of 2011.

This increase was primarily due to higher:

•	Canadian originating shipments of metallurgical coal reflecting strong market demand and improved operating conditions;

•	U.S. originating coal shipments due to increased thermal coal to Midwestern U.S. markets and export from the Powder River Basin through Canadian west coast ports; and

•	fuel surcharge revenues due to the change in fuel prices.

Sulphur and Fertilizers

Sulphur and fertilizers revenue for the first quarter of 2012 was $126 million, a decrease of $3 million, or 2%, from $129 million in the same period of 2011.

This decrease was due to weaker export potash market demand and some domestic potash customers delaying purchases due to market uncertainty and was partially offset by higher:

•	sulphur shipments due to overall demand;

•	fuel surcharge revenues due to the change in fuel prices; and

•	freight rates.

Industrial and Consumer Products

Industrial and consumer products revenue for the first quarter of 2012 was $298 million, an increase of $67 million, or 29%, from $231 million in the same period of 2011.

This increase was primarily due to higher:

Canadian Pacific • 2012 MD&A • Q1

•	volumes of energy related inputs and outputs as a result of strong growth driven by the development of shale formations;

•	fuel surcharge revenues due to the change in fuel prices; and

•	freight rates.

Automotive

Automotive revenue for the first quarter of 2012 was $105 million, an increase of $25 million, or 31%, from $80 million in the same period 2011.

This increase was primarily due to higher:

•	shipments as a result of higher North American auto sales and higher overall auto production;

•	fuel surcharge revenues due to the change in fuel prices; and

•	freight rates.

This increase was partially offset by a domestic producer’s plant closure on our line.

Forest Products

Forest products revenue for first quarter of 2012 was $50 million, an increase of $5 million, or 11%, from $45 million in the same period of 2011.

This increase was primarily due to higher:

•	lumber and panel shipments due to improving market conditions;

•	fuel surcharge revenues due to the change in fuel prices; and

•	freight rates.

The increase was partially offset by lower pulp and paper volumes due to soft paper market conditions and the closure of a wood pulp plant on our line.

Intermodal

Intermodal revenue for the first quarter of 2012 was $336 million, an increase of $24 million, or 8%, from $312 million in the same period of 2011.

This increase was primarily due to higher:

•	volumes buoyed by consumer demand in Canada and the U.S., recovery of CP market share and improved operating performance;

•	fuel surcharge revenues due to the change in fuel prices; and

•	freight rates.

Other Revenue

Other revenue for the first quarter of 2012 was $36 million, an increase of $8 million, or 29% from $28 million in the same period of 2011. This increase was primarily due to higher leasing revenues and higher passenger revenues due to increases in rates.

Canadian Pacific • 2012 MD&A • Q1

Volumes

For the three months ended March 31	2012	2011	% Change
Carloads (in thousands)
Grain	110	100	10
Coal	78	60	30
Sulphur and fertilizers	42	49	(14)
Industrial and consumer products	115	100	15
Automotive	42	36	17
Forest products	18	18	—
Intermodal	251	243	3

Total carloads	656	606	8

Revenue ton-miles (in millions)
Grain	8,600	7,260	18
Coal	5,205	3,970	31
Sulphur and fertilizers	4,042	4,869	(17)
Industrial and consumer products	7,036	5,962	18
Automotive	659	523	26
Forest products	1,215	1,292	(6)
Intermodal	6,054	5,808	4

Total revenue ton-miles	32,811	29,684	11

Changes in freight volumes generally contribute to corresponding changes in freight revenues and certain variable expenses, such as fuel, equipment rents and crew costs.

Volumes in the first quarter of 2012, as measured by total carloads, increased by approximately 50,000 units, or 8%, compared to the same period of 2011.

RTMs in the first quarter of 2012 increased by 3,127 million, or 11%, compared to the same period of 2011.

The increases in carloads and RTMs in the first quarter of 2012 were due to higher:

•	Canadian originating grain shipments;

•	Canadian and U.S. originating coal shipments;

•	Industrial and consumer products shipments;

•	Automotive shipments; and

•	Intermodal container shipments.

These increases in carloads and RTMs were partially offset by lower export and domestic potash shipments in Sulphur and fertilizers and lower pulp and paper volumes in Forest products.

Canadian Pacific • 2012 MD&A • Q1

Freight Revenue per Carload

For the three months ended March 31 (dollars)	2012	2011(1)	% Change
Freight revenue per carload
Grain	$2,618	$2,320	13
Coal	1,756	1,767	(1)
Sulphur and fertilizers	3,000	2,633	14
Industrial and consumer products	2,591	2,310	12
Automotive	2,500	2,222	13
Forest products	2,778	2,500	11
Intermodal	1,339	1,284	4

Total freight revenue per carload	$2,043	$1,873	9

(1)	Certain prior period figures have been revised to conform with current presentation with respect to rounding.

Total freight revenue per carload in the first quarter of 2012 increased by 9% compared to the same period of 2011.

This increase was due to higher:

•	fuel surcharge revenues due to the change in fuel price;

•	freight rates; and

•	volumes of traffic generating higher freight revenue per carload.

Freight Revenue per Revenue Ton-mile

For the three months ended March 31 (cents)	2012	2011	% Change
Freight revenue per revenue ton-mile
Grain	3.35	3.20	5
Coal	2.63	2.67	(1)
Sulphur and fertilizers	3.12	2.65	18
Industrial and consumer products	4.24	3.87	10
Automotive	15.93	15.30	4
Forest products(1)	4.12	3.48	18
Intermodal	5.55	5.37	3

Total freight revenue per revenue ton-mile	4.08	3.82	7

(1)	Certain prior period figures have been revised to conform with current presentation with respect to rounding.

Freight revenue per RTM in the first quarter of 2012 increased by 7% compared to the same period in 2011. The increase was due to higher fuel surcharge revenues from the change in fuel prices, and higher freight rates and was partially offset by changes in coal traffic mix.

Canadian Pacific • 2012 MD&A • Q1

9. OPERATING EXPENSES

For the three months ended March 31 (in millions)	2012	2011	% Change
Operating expenses
Compensation and benefits	$391	$364	7
Fuel	269	226	19
Materials	64	72	(11)
Equipment rents	50	51	(2)
Depreciation and amortization	127	122	4
Purchased services and other	201	219	(8)

Total operating expenses	$1,102	$1,054	5

Operating expenses for the first quarter of 2012 were $1,102 million, an increase of $48 million, or 5%, from $1,054 million in the same period of 2011.

This increase was primarily due to higher:

•	volume variable expenses, such as fuel and crews, as a result of an increase in workload as measured by GTMs;

•	fuel prices;

•	incentive and stock-based compensation expense resulting from improved corporate performance and the increase in the share price net of the impact of stock-based awards granted in 2011; and

•	insurance recoveries as a result of the receipt of a business interruption insurance recovery related to flooding in southern Alberta and Saskatchewan in 2010.

This increase was partially offset by lower costs due to improved operational performance, including the benefits of improved winter operating conditions, producing improved road crew efficiency, fuel consumption and asset utilization.

Compensation and Benefits

Compensation and benefits expense was $391 million in the first quarter of 2012, an increase of $27 million, or 7%, from $364 million in the same period of 2011.

This increase was primarily due to higher:

•	traffic volumes;

•	incentive and stock-based compensation expenses as discussed above; and

•	crew training expenses as a result of increased hiring to meet business demand and anticipated attrition.

This increase was partially offset by road crew efficiencies as a result of strong operational performance as well as improved winter operating conditions, compared to 2011, that reduced overtime and crew costs.

Fuel

Fuel expense was $269 million in the first quarter of 2012, an increase of $43 million, or 19%, from $226 million in the same period of 2011. This increase was primarily due to higher traffic volumes and fuel prices and was partially offset by operational fluidity, continued use of fuel savings technology introduced on over 300 locomotives, delivery of 91 new higher fuel efficient locomotives allowing the storage of older less fuel efficient locomotives and a continued focus on fuel conservation programs including idle reduction and train handling practices.

Materials

Materials expense was $64 million in the first quarter of 2012, a decrease of $8 million, or 11%, from $72 million in the same period of 2011. This decrease was primarily due to lower freight car and locomotive repair material costs as a result of improved operating conditions in the first quarter of 2012 compared with the first quarter of 2011.

Equipment Rents

Equipment rents expense was $50 million in the first quarter of 2012, a decrease of $1 million or 2%, from $51 million in the same period of 2011. The decrease was primarily due to reduced payments to foreign railways for the use of their freight cars on our lines, as a result of improved operational performance in the first quarter of 2012, and increased receipts, reflecting higher rates, from foreign railways for their use of CP owned cars. This decrease was partially offset by higher freight car lease costs due to higher volumes and rates.

Canadian Pacific • 2012 MD&A • Q1

Depreciation and Amortization

Depreciation and amortization expense was $127 million in the first quarter of 2012, an increase of $5 million, or 4%, from $122 million in the same period of 2011. This increase was primarily due to higher capital investment as a result of our accelerated Multi-Year Plan’s capital program.

Purchased Services and Other

For the three months ended March 31 (in millions)	2012	2011	% Change
Purchased services and other
Support and facilities	$99	$98	1
Track and operations(1)	43	49	(12)
Intermodal	37	34	9
Equipment	12	7	71
Casualty(1)	17	22	(23)
Other	(3)	9	—

	205	219	(6)
Land sales	(4)	—	—

Total purchased services and other	$201	$219	(8)

(1)	Certain prior period figures have been reclassified to conform with current presentation.

Purchased services and other expense was $201 million in the first quarter of 2012, a decrease of $18 million, or 8% from $219 million in the same period of 2011.

This decrease was primarily due to:

•	lower operating costs which primarily affected Support and facilities, Track and operations and Casualty as a result of improved winter operating conditions in the first quarter of 2012;

•	the receipt of a business interruption insurance recovery related to flooding in southern Alberta and Saskatchewan in 2010, included in Other;

•	higher land sales; and

•	lower relocation expenses related to CP’s structural cost initiatives in 2011, included in Track and operations.

This decrease was partially offset by higher:

•	workload impacting Track and operations and Intermodal;

•	IT costs associated with outsourced infrastructure and maintenance services reported in Support and facilities; and

•	car repair costs performed by third parties with respect to equipment being returned to lessors, affecting Equipment.

10. OTHER INCOME STATEMENT ITEMS

Other Income and Charges

Other income and charges was an expense of $13 million in the first quarter of 2012, compared to income of $1 million in the same period of 2011. The change in other income and charges was primarily due to advisory fees related to shareholders matters.

Net Interest Expense

Net interest expense was $69 million in the first quarter of 2012, an increase of $5 million or 8%, from $64 million in the same period of 2011. This increase was primarily due to new debt issuances in 2011, partially offset by the retirement of debt securities during 2011.

Income Taxes

Income tax expense was $50 million in the first quarter of 2012, an increase of $38 million, or 317%, from $12 million in 2011. This increase was due to higher earnings in 2012.

The effective income tax rate for first-quarter 2012 remained virtually unchanged compared with the effective tax rate for first-quarter 2011, 26.0% and 25.9%, respectively.

Canadian Pacific • 2012 MD&A • Q1

We expect an effective income tax rate in 2012 between 25% and 27%, which is based on certain estimates and assumptions for the year, discussed further in Section 20, Business Risks.

11. QUARTERLY FINANCIAL DATA

For the quarter ended	2012	2011				2010
(in millions, except per share data)	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30
Total revenue	$1,376	$1,408	$1,341	$1,265	$1,163	$1,294	$1,286	$1,234
Operating income	274	303	324	231	109	298	337	274
Net income	142	221	187	128	34	186	197	167

Basic earnings per share	$0.83	$1.31	$1.10	$0.76	$0.20	$1.10	$1.17	$0.99
Diluted earnings per share	$0.82	$1.30	$1.10	$0.75	$0.20	$1.09	$1.17	$0.98

Quarterly Trends

Volumes and revenues from certain goods are stronger during different periods of the year. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. Operating income is also affected by seasonal fluctuations. Operating income and cash flow are typically lowest in the first quarter due to higher operating costs associated with winter conditions. Net income is typically influenced by these seasonal fluctuations in customer demand and winter weather conditions.

12. CHANGES IN ACCOUNTING POLICY

2012 Accounting Change

Fair value measurement

In May 2011, the Financial Accounting Standards Board (“FASB”) issued amended guidance on fair value measurement which updates some of the measurement guidance and includes enhanced disclosure requirements. The amended guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption did not impact the results of operations or financial position, but resulted in increased note disclosure in the financial statements.

Other comprehensive income

In June 2011, the FASB issued an accounting standard update on the Presentation of Comprehensive Income, which eliminates the current option to report other comprehensive income and its components in the Consolidated Statement of Changes in Shareholders’ Equity. The Company elected to present items of net income and other comprehensive income in two separate, but consecutive, statements as opposed to one continuous statement. With FASB’s deferral of certain aspects of this accounting standard update in December 2011 and as the new guidance does not change those components that are recognized in net income or those components that are recognized in other comprehensive income, adoption did not impact the results of operations and financial position.

Intangibles – goodwill and other

In September 2011, the FASB issued amended guidance on the testing of goodwill for impairment. The amendments allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The Company will consider this option when testing goodwill for impairment. As it does not change how a goodwill impairment loss is measured, the adoption of the guidance does not impact the results of operations and financial position.

13. LIQUIDITY AND CAPITAL RESOURCES

We believe adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in Section 18, Contractual Commitments and Section 19, Future Trends and Commitments. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. Liquidity risk is discussed further in Section 20, Business Risks. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.

Canadian Pacific • 2012 MD&A • Q1

Operating Activities

Cash provided by operating activities was $201 million in the first quarter of 2012, an increase of $66 million from $135 million in the same period of 2011. This increase was primarily due to higher earnings and was partially offset by the unfavourable impact of changes in non-cash working capital balances in 2012.

Investing Activities

Cash used in investing activities was $189 million in the first quarter of 2012, an increase of $62 million from $127 million in the same period of 2011. This increase was primarily due to higher additions to properties and was partially offset by proceeds of $33 million from the sale of long-term floating rate notes in 2012.

Additions to properties (“capital programs”) in 2012 are expected to be in the range of $1.1 billion to $1.2 billion. Planned capital programs include approximately $800 million to preserve existing capacities through replacement or renewal of depleted assets, $275 million for strategic network and other enhancements and $50 million to address capital regulated by governments, principally positive train control.

Our capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. These assumptions and other factors affecting our expectations for 2012 are discussed further in Section 20, Business Risks.

Financing Activities

Cash provided by financing activities was $19 million in the first quarter of 2012, as compared with cash used in financing activities of $49 million in the same period of 2011.

Cash provided by financing activities in the first quarter of 2012 was primarily from the issuance of US$71 million 4.28% Senior Secured Notes due in 2027 for net proceeds of $71 million to finance locomotives acquired during the first quarter of 2012 and proceeds from the issuance of common shares resulting from the exercising of options, offset in part by the payments of dividends. Cash used in financing activities in the same period of 2011 was largely for the payments of dividends.

The Company also has available, as sources of financing, unused credit facilities of up to $686 million.

Debt to Total Capitalization

Debt to total capitalization is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, divided by debt plus total Shareholders’ equity as presented on our Consolidated Balance Sheets. At March 31, 2012, our debt to total capitalization increased to 49.5%, compared with 46.3% at March 31, 2011. This increase was due to a net increase in long-term debt and a decrease in shareholders’ equity that was primarily the result of additional accumulated losses recorded from the Canadian defined benefit pension plan, at March 31, 2012 compared to March 31, 2011, and was partially offset by earnings during the last 12 months.

Interest Coverage Ratio

Interest coverage ratio is measured, on a rolling twelve month basis, as EBIT divided by net interest expense, discussed further in Section 14, Non-GAAP Measures. At March 31, 2012, our interest coverage ratio was 4.3, compared with 4.0 at March 31, 2011. This improvement was primarily due to higher earnings based on the twelve month period ending March 31, 2012.

Canadian Pacific • 2012 MD&A • Q1

Calculation of Free Cash

(Reconciliation of free cash to GAAP cash position) For the three months ended March 31 (in millions)	2012	2011
Cash provided by operating activities	$201	$135
Cash used in investing activities	(189)	(127)
Dividends paid	(51)	(46)
Foreign exchange effect on cash and cash equivalents	(1)	(9)

Free cash(1)	(40)	(47)
Cash provided by (used in) financing activities, excluding dividend payment	70	(3)

Increase (decrease) in cash and cash equivalents, as shown on the Consolidated Statements of Cash Flows	30	(50)
Cash and cash equivalents at beginning of period	47	361

Cash and cash equivalents at end of period	$77	$311

(1)

Free cash has no standardized meaning prescribed by GAAP and, therefore, is unlikely to be comparable to similar measures of other companies. Free cash is discussed further in Section 14, Non-GAAP Measures.

Free cash was negative $40 million in the first quarter of 2012, compared with free cash of negative $47 million in the same period of 2011. This improvement in free cash was primarily due to higher earnings and proceeds from the sale of long-term floating rate notes, largely offset by higher additions to properties and the unfavourable impact of changes in non-cash working capital balances in 2012.

Free cash is affected by the seasonal fluctuations discussed in Section 11, Quarterly Financial Data and by other factors including the size of our capital programs. Capital additions in the first quarter of 2012 were $233 million, $100 million higher than in the same period of 2011. Our 2012 capital programs are discussed further above in Investing Activities.

14. NON-GAAP MEASURES

We present non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. These non-GAAP measures exclude other specified items that are not among our normal ongoing revenues and operating expenses. These non-GAAP measures have no standardized meaning and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. There were no other specified items in the first quarters of 2012 and 2011.

Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. The measure is used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provides a comparable measure for period to period changes. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, adjusted for changes in cash and cash equivalent balances resulting from FX fluctuations. Free cash is discussed further and is reconciled to the change in cash and cash equivalents as presented in the financial statements in Section 13, Liquidity and Capital Resources.

Interest coverage ratio is used in assessing the Company’s debt servicing capabilities. This ratio provides an indicator of our debt servicing capabilities, and how these have changed, period over period and in comparison to our peers. The ratio, measured as EBIT divided by Net interest expense is reported quarterly and is measured on a twelve month rolling basis. Interest coverage ratio is discussed further in Section 13, Liquidity and Capital Resources.

ROCE is an all-encompassing measure of performance which measures how productively the Company uses its assets. ROCE is defined as EBIT (on a rolling 12 month basis), divided by the average for the year of total assets, less current liabilities excluding current portion of long-term debt. ROCE is discussed further in Section 6, Operating Results.

Interest coverage ratio and ROCE include EBIT, a non-GAAP measure, which can be calculated as Operating income less Other income and charges.

Canadian Pacific • 2012 MD&A • Q1

15. BALANCE SHEET

Total Assets

Total assets were $14,236 million at March 31, 2012, compared with $14,110 million at December 31, 2011. This increase was primarily due to higher:

•	Deferred income taxes reflecting our current estimate of loss carry forward amounts expected to be utilized in 2012;

•	Materials and supplies to support the 2012 capital program and higher traffic volumes; and

•	Cash and cash equivalents as a result of strong first quarter operating results.

This increase was partially offset by the sale of certain long-term floating rate notes which reduced our Investments. This sale is discussed further in Section 21, Critical Accounting Estimates.

Total Liabilities

Total liabilities were $9,410 million at March 31, 2012, compared with $9,461 million at December 31, 2011. This decrease was primarily due to:

•	a reduction in Accounts payable and accrued liabilities primarily as a result of lower capital program activity during the quarter compared to the fourth quarter of 2011;

•	lower pension and other benefit liabilities; and

•	the repayment of Short-term borrowing amounts.

This decrease was partially offset by an increase in Deferred income taxes liabilities as a result of reclassifying a greater portion to deferred income taxes assets as a result of the increased expected use of loss carry forwards.

Shareholders’ Equity

At March 31, 2012, our Consolidated Balance Sheets reflected $4,826 million in equity, compared with $4,649 million at December 31, 2011. This increase was primarily due to an increase in net income in excess of dividends and the issue of shares as options were exercised.

Share Capital

At April 20, 2012, 170,921,410 common shares and no preferred shares were issued and outstanding. In addition, CP has a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CP shares. Each option granted can be exercised for one Common Share. At April 20, 2012, 6.9 million options were outstanding under our MSOIP and Directors’ Stock Option Plan, and 2.9 million common shares have been reserved for issuance of future options.

Dividends

On February 27, 2012, our Board of Directors declared a quarterly dividend of $0.3000 per share on the outstanding common shares. The dividend is payable on April 30, 2012 to holders of record at the close of business on March 30, 2012. In the first quarter of 2011 the quarterly dividend declared was $0.2700.

16. FINANCIAL INSTRUMENTS

Carrying Value and Fair Value of Financial Instruments

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $5,320 million and a carrying value of $4,732 million at March 31, 2012. At December 31, 2011 long-term debt had a fair value of approximately $5,314 million and a carrying value of $4,745 million.

Derivative Financial Instruments

The Company’s policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, FX rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

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The nature and extent of CP’s use of financial instruments, as well as the risks associated with the instruments have not changed from our MD&A for the year ended December 31, 2011, except as described below:

Foreign Exchange Management

Net Investment Hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on long-term debt and gains and losses on its net investment.

Foreign Exchange Forward Contracts

The Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities. At March 31, 2012, the Company had FX forward contracts to fix the exchange rate on US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019, unchanged from December 31, 2011. At March 31, 2011, the Company had FX forward contracts to fix the exchange rate on US$101 million of its 5.75% 2013 Notes, and US$125 million of its 6.50% Notes due in May 2018. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these Notes mature.

During the three months ended March 31, 2012, an unrealized foreign exchange loss of $4 million was recorded in Other income and charges in relation to these derivatives compared to $4 million in the same period in 2011. During the first quarter of 2012 and 2011, the losses recorded in Other income and charges were largely offset by the unrealized gains on the underlying debt which the derivatives were designated to hedge.

At March 31, 2012, the unrealized gain derived from these FX forwards was $6 million which was included in Other assets with the offset reflected as an unrealized gain of $3 million in Accumulated other comprehensive loss and as an unrealized gain of $3 million in Retained earnings. At December 31, 2011, the unrealized gain derived from these FX forwards was $6 million which was included in Other assets with the offset reflected as an unrealized loss of $1 million in Accumulated other comprehensive loss and as an unrealized gain of $7 million in Retained earnings.

Interest Rate Management

At March 31, 2012 and December 31, 2011, the Company had no outstanding interest rate swaps.

Stock-Based Compensation Expense Management

Total Return Swaps (“TRS”)

The Company is exposed to stock-based compensation risk, which is the probability of increased compensation expense due to the increase in the Company’s share price.

The Company has a TRS to reduce the volatility to the Company over time on three types of stock-based compensation programs: tandem share appreciation rights, deferred share units, and restricted share units. As the Company’s share price appreciates, these programs create increased compensation expense. The TRS is a derivative that provides a gain to offset increased compensation expense as the share price increases and a loss to offset reduced compensation expense when the share price falls. This derivative is not designated as a hedge and changes in fair value are recognized in net income in the period in which the change occurs.

During the three months ended March 31, 2012, the Company reduced the size of the TRS program by 0.3 million share units for proceeds of $1 million. During the same period of 2011, the program was reduced by 0.5 million share units at minimal cost.

Fuel Price Management

Energy Futures

At March 31, 2012, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 18 million U.S. gallons during the period April 2012 to March 2013 at an average price of $3.05 per U.S. gallon. This represents approximately 6% of estimated fuel purchases for this period. At March 31, 2012, the unrealized gain on these futures contracts was $3 million and was reflected in Other current assets. At December 31, 2011 the unrealized loss of $3 million was reflected in Accounts payable and accrued liabilities. The offset, net of tax, to these gains and losses was reflected in Accumulated other comprehensive loss on the Consolidated Balance Sheets.

The impact of settled commodity swaps decreased Fuel expense in the three months ended March 31, 2012 by $1 million as a result of realized gains on diesel swaps and by $3 million in the same period of 2011.

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For every one cent increase in the price of a U.S. gallon of diesel, fuel expense before tax and hedging will increase by approximately $3 million on an annual basis, assuming current FX rates and fuel consumption levels. We have a fuel risk mitigation program to moderate the impact of increases in fuel prices, which includes these swaps and our fuel cost recovery program.

17. OFF-BALANCE SHEET ARRANGEMENTS

The information on off-balance sheet arrangements disclosed in our MD&A for the year ended December 31, 2011 remains substantially unchanged, except as updated as follows:

Guarantees

At March 31, 2012, the Company had residual value guarantees on operating lease commitments of $162 million, compared to $160 million in the same period of 2011. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At March 31, 2012, these accruals amounted to $7 million, unchanged from the same period of 2011.

18. CONTRACTUAL COMMITMENTS

The accompanying table indicates our known obligations and commitments to make future payments for contracts, such as debt and capital lease and commercial arrangements.

At March 31, 2012 Payments due by period (in millions)	Total	2012	2013 & 2014	2015 & 2016	2017 & beyond
Contractual commitments
Long-term debt	$4,487	$31	$95	$153	$4,208
Capital lease	278	4	140	8	126
Operating lease(1)	777	114	227	147	289
Supplier purchase	1,821	256	316	273	976
Other long-term liabilities(2)	701	64	153	129	355

Total contractual commitments	$8,064	$469	$931	$710	$5,954

(1)

Residual value guarantees on certain leased equipment with a maximum exposure of $162 million, discussed further in Section 17, Off-Balance Sheet Arrangements, are not included in the minimum payments shown above, as management believes that we will not be required to make payments under these residual guarantees.

(2)

Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits, pension benefit payments for our non-registered supplemental pension plan, deferred income tax liabilities and certain other long-term liabilities. Projected payments for post-retirement benefits, workers’ compensation benefits and long-term disability benefits include the anticipated payments for years 2012 to 2021. Pension contributions for our registered pension plans are not included due to the volatility in calculating them. Pension payments are discussed further in Section 21, Critical Accounting Estimates. Deferred income tax liabilities may vary according to changes in tax rates, tax regulations and the operating results of the Company. As the cash impact in any particular year cannot be reasonably determined, all long-term deferred tax liabilities have been reflected in the “2017 & beyond” category in this table. Deferred income taxes are discussed further in Section 21, Critical Accounting Estimates.

19. FUTURE TRENDS AND COMMITMENTS

The information on future trends and commitments disclosed in our MD&A for the year ended December 31, 2011 remains substantially unchanged, except as updated as follows:

Stock Price

The market value per CP common share, as listed on the Toronto Stock Exchange was $75.71 at the end of first quarter of 2012, an increase of $6.70 from $69.01 at the beginning of the quarter. The market value was $62.32 at the end of first quarter of 2011, a decrease of $2.30 from $64.62 at the beginning of the quarter. This change in share price contributes to increases/decreases in the value of our outstanding stock-based compensation.

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Environmental

Cash payments related to our environmental remediation program totaled $1 million in the first quarter of 2012, compared with $1 million in same period of 2011. Cash payments for environmental initiatives are estimated to be approximately $14 million for the remainder of 2012, $13 million in 2013, $11 million in 2014 and a total of approximately $57 million over the remaining years through 2022, which will be paid in decreasing amounts. All payments will be funded from general operations.

We continue to be responsible for remediation work on portions of a property in the State of Minnesota and continue to retain liability accruals for future expected costs to be incurred over approximately 10 years. The state’s voluntary investigation and remediation program will oversee the work to ensure it is completed in accordance with applicable standards.

Certain Other Financial Commitments

At March 31, 2012 Amount of commitment per period (in millions)	Total	2012	2013 & 2014	2015 & 2016	2017 & beyond
Commitments
Letters of credit	$374	$373	$1	$—	$—
Capital commitments	415	383	28	1	3

Total commitments	$789	$756	$29	$1	$3

In addition to the financial commitments mentioned previously in Section 17, Off-Balance Sheet Arrangements and Section 18, Contractual Commitments, we are party to certain other financial commitments set forth in the table above and discussed below.

Letters of Credit

Letters of credit are obtained mainly to provide security to third parties under the terms of various agreements, including workers’ compensation and our pension fund. We are liable for these contractual amounts in the case of non-performance under these agreements. As a result, our available line of credit is adjusted for contractual amounts obtained through letters of credit currently included within our revolving credit facility.

Capital Commitments

We remain committed to maintaining our current high level of plant quality and renewing our franchise. As part of this commitment, we have entered into contracts with suppliers to make various capital purchases related to track programs. Payments for these commitments are due in 2012 through 2030. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.

Pension Plan Deficit

A description of our future expectations related to the Company’s pension plans is included in Section 21, Critical Accounting Estimates.

Restructuring

Cash payments related to severance under all restructuring initiatives totaled $7 million during the first quarter of 2012, compared with $7 million in the same period of 2011. Cash payments for restructuring initiatives are estimated to be approximately $15 million for the remainder of 2012, $12 million in 2013, $9 million in 2014, and a total of approximately $17 million over the remaining years through 2025. These amounts include residual payments to protected employees for previous restructuring plans that have been completed.

20. BUSINESS RISKS

In the normal course of our operations, we are exposed to various business risks and uncertainties that can have an effect on our financial condition. While some financial exposures are reduced through risk management strategies including the insurance and hedging programs we have in place, there are certain cases where the financial risks are not fully insurable or are driven by external factors beyond our influence or control.

As part of the preservation and delivery of value to our shareholders, we have developed an integrated Enterprise Risk Management framework to support consistent achievement of key business objectives through daily pro-active management of risk. The objective of the program is to identify events that result from risks, thereby requiring active management. Each event identified is assessed based on the potential impact and likelihood, taking account of financial, environmental, reputation impacts, and existing management control. Risk mitigation strategies are

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formulated to accept, treat, transfer, or eliminate the exposure to the identified events. Readers are cautioned that the following is not an exhaustive list of all the risks to which we are exposed, nor will our mitigation strategies eliminate all risks listed.

Competition

We face significant competition for freight transportation in Canada and the U.S., including competition from other railways and trucking and barge companies. Competition is based mainly on price, quality of service and access to markets. Competition with the trucking industry is generally based on freight rates, flexibility of service and transit time performance. The cost structure and service of our competitors could impact our competitiveness and have a materially adverse impact on our business or operating results. Certain aspects of competition in Canada are also subject to regulation and are discussed further in Regulatory Authorities below.

To mitigate competition risk, our strategies include:

•

creating long-term value for customers and shareholders by profitably growing through collaborative supply chain solutions and aligned investments with our customers, delivering competitive and reliable service, developing markets that are consistent with our network’s strengths and enhancing our network capability, and selective use of long-term contracts;

•	renewing and maintaining infrastructure to enable safe and fluid operations;

•	improving handling through the IOP to reduce costs and enhance quality and reliability of service; and

•	exercising a disciplined yield approach to competitive contract renewals and bids.

Liquidity

On October 31, 2011, CP completed arrangements with 12 highly rated financial institutions for a committed $1.0 billion four year revolving credit agreement with an accordion feature of up to $1.3 billion. This agreement incorporates a revolving facility limit of $600 million and a separate letter of credit facility limit of $400 million at pre-agreed pricing and has the ability to annually extend the term for an additional year with the consent of the lenders. At March 31, 2012, CP had available $469 million under the revolving facility limit and $157 million available under the letter of credit facility limit. In addition, CP also has available from a financial institution a revolving credit agreement of $60 million, of which $60 million was available on March 31, 2012. This agreement is available through the end of 2013. With respect to both agreements the Company had utilized $374 million for letters of credit. Both agreements require the Company not to exceed a maximum debt to total capitalization ratio and the $60 million agreement is currently subject to a minimum fixed charge coverage ratio. At March 31, 2012, the Company satisfied the thresholds stipulated in both financial covenants. Should our senior unsecured debt not be rated at least investment grade by Moody’s and S&P, our $1.0 billion credit agreement will also be required to maintain a minimum fixed charge coverage ratio.

It is CP’s intention to manage its long-term financing structure to maintain its investment grade rating.

Surplus cash is invested in a range of short dated money market instruments meeting or exceeding the parameters of our investment policy.

Regulatory Authorities

Regulatory Change

Our railway operations are subject to extensive federal laws, regulations and rules in both Canada and the U.S. which directly affect how we manage many aspects of our railway operation and business activities. Our operations are primarily regulated by the Canadian Transportation Agency (“the Agency”) and Transport Canada in Canada and the FRA and the STB in the U.S. Various other federal regulators directly and indirectly affect our operations in areas such as health, safety, security and environmental and other matters.

The Canada Transportation Act (“CTA”) provides shipper rate and service remedies, including Final Offer Arbitration (“FOA”), competitive line rates and compulsory inter-switching in Canada. The CTA regulates the grain revenue cap, commuter and passenger access, FOA, and charges for ancillary services and railway noise. No assurance can be given to the content, timing or effect on CP of any anticipated additional legislation or future legislative action.

For the grain crop year beginning August 1, 2011 the Agency announced a 3.5% increase in the Volume-Related Composite Price Index (“VRCPI”), a cost inflator used in calculating the grain maximum revenue entitlement for CP and Canadian National Railway. Grain revenues are impacted by several factors including volumes and VRCPI; additional factors are discussed further in this section. Transport Canada regulates safety-related aspects of our railway operations in Canada. On March 26, 2011, the Canadian Parliament was dissolved for an election that was held on May 2, 2011. As a result, all outstanding business before the House of Commons, including Bill C-33 (an Act to amend the Railway Safety Act and to make consequential amendments to the Canada Transportation Act) expired

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on the Order Paper. On October 7th, 2011, the Government of Canada re-introduced Bill C-33 in the Senate as Bill S-4. No assurance can be given to the effect on CP of this or future legislative action.

On August 12, 2008, the Minister of Transport, Infrastructure and Communities announced the Terms of Reference for the Rail Freight Service Review (“RFSR”). The review is focused on understanding the nature and extent of problems and best practices within the logistics chain, with a focus on railway performance in Canada. On March 18, 2011 the RFSR Panel released its final report and the Government of Canada announced its response to the RFSR. On the same day, the federal government announced a series of supply chain initiatives to take place over the next several months further to the release of the RFSR final report, including the intention to table a bill to give shippers the right to a service agreement. The Company will work with the government on these initiatives. It is too soon to determine if these initiatives will have a material impact on the Company’s financial condition and results of operation.

The FRA regulates safety-related aspects of our railway operations in the U.S. State and local regulatory agencies may also exercise limited jurisdiction over certain safety and operational matters of local significance. The Railway Safety Improvement Act requires, among other things, the introduction of Positive Train Control by the end of 2015, discussed further in this section under Positive Train Control; limits freight rail crews’ duty time; and requires development of a crew fatigue management plan. The requirements imposed by this legislation could have an adverse impact on the Company’s financial condition and results of operations.

The STB regulates commercial aspects of CP’s railway operations in the U.S. The STB is an economic regulatory agency that Congress charged with the fundamental mandate of resolving railroad rate and service disputes and reviewing proposed railroad mergers. The STB serves as both an adjudicatory and a regulatory body.

In July 2011, the STB revised rules relating to railway rate cases to address, among other things, concerns raised by small and medium sized shippers that the previous rules resulted in costly and lengthy proceedings. Few cases have been filed, and no case has been filed against the Company, under the new rules. It is too soon to assess the possible impact on CP of such new rules.

The STB held a hearing to review existing exemptions from railroad-transportation regulations for certain commodities, boxcar and intermodal freight in February 2011 and a hearing on rail competition in June 2011. The industry and CP participated.

The Chairman and Ranking Republican on the Senate Commerce Committee reintroduced the Surface Transportation Board Reauthorization Act in January 2011 which was the subject of discussions with shippers and the rail industry during the last Congress (2009-2010). They included more modest provisions as the “National Rail System Preservation, Expansion, and Development Act of 2012” in the omnibus “Moving Ahead for Progress in the 21st Century Act (“MAP-21”)” surface transportation authorization bill which passed the Senate on March 19, 2012. During Senate consideration the Association of American Railroads (“AAR”) issued a statement that, “As the Senate continues its floor consideration of MAP-21, AAR urges support for the Senate Commerce provisions and looks forward to continued dialogue with the Commerce Committee leadership on the final provisions of the legislation”. The House has yet to enact its version of surface transportation authorization legislation. It is too soon to know whether final legislation or the STB’s hearings will result in further proceedings and regulatory changes.

To mitigate statutory and regulatory impacts, we are actively and extensively engaged throughout the different levels of government and regulators, both directly and indirectly through industry associations, including the AAR and the Railway Association of Canada (“RAC”).

Security

We are subject to statutory and regulatory directives in Canada and the U.S. that address security concerns. CP plays a critical role in the North American transportation system. Our rail lines, facilities, and equipment, including rail cars carrying hazardous materials, could be direct targets or indirect casualties of terrorist attacks. Regulations by the Department of Transportation and the Department of Homeland Security in the U.S. include speed restrictions, chain of custody and security measures which can impact service and increase costs for the transportation of hazardous materials, especially toxic inhalation materials. Legislative changes in Canada to the Transportation of Dangerous Goods Act are expected to add new security regulatory requirements similar to those in the US. In addition, insurance premiums for some or all of our current coverage could increase significantly, or certain coverage may not be available to us in the future. While CP will continue to work closely with Canadian and U.S. government agencies, future decisions by these agencies on security matters or decisions by the industry in response to security threats to the North American rail network could have a materially adverse effect on our business or operating results.

As we strive to ensure our customers have unlimited access to North American markets, we have taken the following steps to provide enhanced security and reduce the risks associated with the cross-border transportation of goods:

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•

to strengthen the overall supply chain and border security, we are a certified carrier in voluntary security programs, such as the Customs-Trade Partnership Against Terrorism and Partners in Protection;

•

to streamline clearances at the border, we have implemented several regulatory security frameworks that focus on the provision of advanced electronic cargo information and improved security technology at border crossings, including the implementation of the Vehicle and Cargo Inspection System at five of our border crossings;

•

to strengthen railway security in North America, we signed a revised voluntary Memorandum of Understanding with Transport Canada and worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts seeking to restrict the routings and operational handlings of certain hazardous materials;

•	to reduce toxic inhalation risk in high threat urban areas, we work with the Transportation Security Administration; and

•

to comply with U.S. regulations for rail security sensitive materials, we have implemented procedures to maintain positive chain of custody and are performing annual route assessments to select and use the route posing the least overall safety and security risk.

Positive Train Control

In the U.S., the Rail Safety Improvement Act requires Class I railroads to implement by December 31, 2015, interoperable Positive Train Control (“PTC”) on main track that has passenger rail traffic or toxic inhalant hazard commodity traffic. The legislation defines PTC as a system designed to prevent train-to-train collisions, over-speed derailments, incursions into established work zone limits, and the movement of a train through a switch left in the wrong position. The FRA has issued rules and regulations for the implementation of PTC, and CP filed its PTC Implementation Plans in April 2010, which outlined the Company’s solution for interoperability as well as its consideration of relative risk in the deployment plan. The Company is participating in industry and government working groups to evaluate the scope of effort that will be required to comply with these regulatory requirements, and to further the development of an industry standard interoperable solution that can be supplied in time to complete deployment. At this time CP estimates the cost to implement PTC as required for railway operations in the U.S. to be up to US$250 million. As at March 31, 2012, total cumulative expenditures since 2009 related to PTC were approximately $47 million, including approximately $5 million for the first three months of 2012, discussed further in Section 13, Liquidity and Capital Resources.

Labour Relations

Certain of our union agreements are currently under renegotiation. We cannot guarantee these negotiations will be resolved in a timely manner or on favourable terms. Work stoppage may occur if the negotiations are not resolved, which could materially impact business or operating results.

At March 31, 2012, approximately 79% of our workforce was unionized and approximately 75% of our workforce was located in Canada. Unionized employees are represented by a total of 39 bargaining units. Agreements are in place with five of seven bargaining units that represent our employees in Canada and 22 of 32 bargaining units that represent employees in our U.S. operations.

Canada

We are party to collective agreements with seven bargaining units in our Canadian operations. Currently, collective agreements are in effect with five of the seven bargaining units. Agreements with the Teamsters Canada Rail Conference (“TCRC”), representing running trades employees and the TCRC-Rail Canada Traffic Controllers (“TCRC-RCTC”), representing rail traffic controllers expired December 31, 2011. The terms of the collective agreement are in effect until a new agreement is reached. Of the five agreements that are in place, four expire at the end of 2012 (Canadian Pacific Police Association – representing CP police employees, United Steelworkers – representing clerical workers, TCRC-Maintenance of Way Employees Division – representing track maintenance employees and the International Brotherhood of Electrical Workers – representing signals employees). One agreement, with the Canadian Auto Workers (“CAW”), representing car and locomotive repair employees expires December 31, 2014.

On February 17, 2012, we requested the Federal Minister of Labour appoint a conciliator to assist in progressing discussions on a new labour agreement with the TCRC and TCRC-RCTC unions. On March 2, 2012, the Minister appointed two Conciliation Officers. The average conciliation process can last between 80 and 90 days. There can be no strike or lockout during this period. The next round of negotiations is scheduled for the weeks of April 16 and April 23, 2012.

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U.S.

We are party to collective agreements with fourteen bargaining units of our Soo Line subsidiary, thirteen bargaining units of our D&H subsidiary, and four bargaining units of our DM&E subsidiary, and have commenced first contract negotiations with a bargaining unit certified to represent DM&E track maintainers.

Soo Line has settled contracts with twelve of the fourteen bargaining units representing train service employees, car repair employees, locomotive engineers, yard supervisors, clerks, machinists, boilermakers and blacksmiths, electricians, signal maintainers, train dispatchers, sheet metal workers, and mechanical labourers. Mechanical supervisors opened for negotiation in January 2010 and have committed to stand by the outcome of wage, benefits, and rules negotiations at the national table. Soo Line has joined with the other U.S. Class I railroads in national bargaining for this upcoming round of negotiations. The bargaining units representing track maintainers have a tentative agreement with an anticipated ratification date of mid-April.

D&H has settled contracts for the last round of negotiations with all thirteen bargaining units, including locomotive engineers, train service employees, car repair employees, signal maintainers, yardmasters, electricians, machinists, mechanical labourers, track maintainers, clerks, police, engineering supervisors and mechanical supervisors. For the 2010 round of negotiations, D&H and its unions have committed to stand by the outcome of wage, benefits, and rules negotiations at the national table.

DM&E currently has an agreement in place with four bargaining units which cover all DM&E engineers and conductors, signal and communication workers and mechanics. Negotiations on the first contract to cover track maintainers continue in the first quarter of 2012.

Environmental Laws and Regulations

Our operations and real estate assets are subject to extensive federal, provincial, state and local environmental laws and regulations governing emissions to the air, discharges to waters and the handling, storage, transportation and disposal of waste and other materials. If we are found to have violated such laws or regulations it could materially affect our business or operating results. In addition, in operating a railway, it is possible that releases of hazardous materials during derailments or other accidents may occur that could cause harm to human health or to the environment. Costs of remediation, damages and changes in regulations could materially affect our operating results and reputation.

We have implemented a comprehensive Environmental Management System, to facilitate the reduction of environmental risk. CP’s annual Corporate and Operations Environmental Plans state our current environmental goals, objectives and strategies.

Specific environmental programs are in place to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fuelling facilities. We also undertake environmental impact assessments. There is continued focus on preventing spills and other incidents that have a negative impact on the environment. There is an established Strategic Emergency Response Contractor network and spill equipment kits are located across Canada and the U.S. to ensure a rapid and efficient response in the event of an environmental incident. In addition, emergency preparedness and response plans are regularly updated and tested.

We have developed an environmental audit program that comprehensively, systematically and regularly assesses our facilities for compliance with legal requirements and our policies for conformance to accepted industry standards. Included in this is a corrective action follow-up process and semi-annual review by the Safety, Operations and Environment Committee established by the Board of Directors.

We focus on key strategies, identifying tactics and actions to support commitments to the community. Our strategies include:

•	protecting the environment;

•	ensuring compliance with applicable environmental laws and regulations;

•	promoting awareness and training;

•	managing emergencies through preparedness; and

•	encouraging involvement, consultation and dialogue with communities along our lines.

Climate Change

In both Canada and the U.S., the federal governments have not designated railway transportation as a large final emitter with respect to greenhouse gas (“GHG”) emissions. The railway transportation industry is currently not regulated with respect to GHG emissions, nor do we operate under a regulated cap of GHG emissions. Growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S. However, the timing and specific nature of those changes are difficult to predict. Specific instruments such as

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carbon taxes, and technical and fuel standards have the ability to significantly affect the Company’s capital and operating costs. Restrictions, caps and/or taxes on the emissions of GHG could also affect the markets for, or the volume of, the goods the Company transports.

The fuel efficiency of railways creates a significant advantage over trucking, which currently handles a majority of the market share of ground transportation. Although trains are already three times more fuel efficient than trucks on a per ton-mile basis, we continue to adopt new technologies to minimize our fuel consumption and GHG emissions.

Potential physical risks associated with climate change include damage to railway infrastructure due to extreme weather effects, (i.e. increased flooding, winter storms). Improvements to infrastructure design and planning are used to mitigate the potential risks posed by weather events. The Company maintains flood plans, winter operating plans, an avalanche risk management program and geotechnical monitoring of slope stability.

Financial Risks

Pension Funding Volatility

A description of our pension funding volatility related to the Company’s pension plans is included in Section 21, Critical Accounting Estimates.

Fuel Cost Volatility

Fuel expense constitutes a significant portion of CP’s operating costs and can be influenced by a number of factors, including, without limitation, worldwide oil demand, international politics, weather, refinery capacity, unplanned infrastructure failures, labour and political instability and the ability of certain countries to comply with agreed-upon production quotas.

Our mitigation strategy includes a fuel cost recovery program and from time to time derivative instruments (specific instruments currently used are discussed further in Section 16, Financial Instruments). The fuel cost recovery program reflects changes in fuel costs, which are included in freight rates. Freight rates will increase when fuel prices rise and will decrease when fuel costs decrease. While fluctuations in fuel cost are mitigated, the risk cannot be completely eliminated due to timing and the volatility in the market.

To address the residual portion of our fuel costs not mitigated by our fuel recovery programs, CP has a systematic hedge program with monthly rolling hedges of 10 – 12% of our fuel requirements. Using this approach CP will, at any point in time, have 5 – 7% of the next 12 months’ fuel consumption and 8 –10% of the next quarter’s fuel consumption hedged. Fuel price management is discussed further in Section 16, Financial Instruments.

Foreign Exchange Risk

Although we conduct our business primarily in Canada, a significant portion of our revenues, expenses, assets and liabilities including debt are denominated in U.S. dollars. Consequently, our results are affected by fluctuations in the exchange rate between these currencies. The value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, Canadian, U.S. and international monetary policies and U.S. debt levels. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by us more or less competitive in the world marketplace and, in turn, positively or negatively affect our revenues and expenses. To manage this exposure to fluctuations in exchange rates between Canadian and U.S. dollars, we may sell or purchase U.S. dollar forwards at fixed rates in future periods. Foreign exchange management is discussed further in Section 16, Financial Instruments.

Interest Rate Risk

In order to meet our capital structure requirements, we may enter into long-term debt agreements. These debt agreements expose us to increased interest costs on future fixed debt instruments and existing variable rate debt instruments should market rates increase. In addition, the present value of our assets and liabilities will also vary with interest rate changes. To manage our interest rate exposure, we may enter into forward rate agreements such as treasury rate locks or bond forwards that lock in rates for a future date, thereby protecting ourselves against interest rate increases. We may also enter into swap agreements whereby one party agrees to pay a fixed rate of interest while the other party pays a floating rate. Contingent on the direction of interest rates, we may incur higher costs depending on our contracted rate. Interest rate management is discussed further in Section 16, Financial Instruments.

General and Other Risks

Transportation of Hazardous Materials

Railways, including CP, are legally required to transport hazardous materials as part of their common carrier obligations regardless of risk or potential exposure of loss. A train accident involving hazardous materials, including toxic inhalation hazard commodities such as chlorine and anhydrous ammonia could result in catastrophic losses

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from personal injury and property damage, which could have a material adverse effect on CP’s operations, financial condition and liquidity.

Supply Chain Disruptions

The North American transportation system is integrated. CP’s operations and service may be negatively impacted by service disruptions of other transportation links such as ports, handling facilities, customer facilities, and other railroads. A prolonged service disruption at one of these entities could have a material adverse effect on CP’s operations, financial conditions and liquidity.

Reliance on Technology and Technological Improvements

Information technology is critical to all aspects of our business. While we have business continuity and disaster recovery plans in place, a significant disruption or failure of one or more of our information technology or communications systems could result in service interruptions or other failures and deficiencies which could have a material adverse effect on our results of operations, financial condition and liquidity. If we are unable to acquire or implement new technology, we may suffer a competitive disadvantage, which could also have an adverse effect on our results of operations, financial condition and liquidity.

Qualified Personnel

Changes in employee demographics, training requirements, and the availability of qualified personnel, particularly locomotive engineers and train-persons, could negatively impact the Company’s ability to meet demand for rail service. We have workforce planning tools and programs in place and are undertaking technological improvements to assist with manual tasks. Unpredictable increases in the demand for rail services may increase the risk of having insufficient numbers of trained personnel, which could have a material adverse effect on our results of operations and financial conditions.

Severe Weather

We are exposed to severe weather conditions including floods, avalanches, mudslides, extreme temperatures and significant precipitation that may cause business interruptions that can adversely affect our entire rail network and result in increased costs, increased liabilities, and decreased revenue, which could have a material adverse effect on CP’s operations and financial condition as was experienced in the first quarter of 2011.

Supplier Concentration

Due to the complexity and specialized nature of rail equipment and infrastructure, there can be a limited number of suppliers of this equipment and material available. Should these specialized suppliers cease production or experience capacity or supply shortages, this concentration of suppliers could result in CP experiencing cost increases or difficulty in obtaining rail equipment and materials. While CP manages this risk by sourcing key products and services from multiple suppliers whenever possible, widespread business failures of suppliers could have a material adverse effect on CP’s operations and financial position.

General Risks

There are factors and developments that are beyond the influence or control of the railway industry generally and CP specifically which may have a material adverse effect on our business or operating results. Our freight volumes and revenues are largely dependent upon the performance of the North American and global economies, which remains uncertain, and other factors affecting the volumes and patterns of international trade. CP’s bulk traffic is dominated by grain, metallurgical coal, fertilizers and sulphur. Factors outside of CP’s control which affect bulk traffic include:

•	with respect to grain volumes, domestic production-related factors such as weather conditions, acreage plantings, yields and insect populations;

•	with respect to coal volumes, global steel production;

•	with respect to fertilizer volumes, grain and other crop markets, with both production levels and prices relevant; and

•	with respect to sulphur volumes, gas production levels in southern Alberta, industrial production and fertilizer production, both in North America and abroad.

The merchandise commodities transported by the Company include those relating to the forestry, energy, industrial, automotive and other consumer spending sectors. Factors outside of CP’s control which affect this portion of CP’s business include the general state of the North American economy, with North American industrial production, business investment and consumer spending being the general sources of economic demand. Housing, auto production and energy development are also specific sectors of importance. Factors outside of CP’s control which affect the Company’s intermodal traffic volumes include North American consumer spending and a technological shift toward containerization in the transportation industry that has expanded the range of goods moving by this means.

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Adverse changes to any of the factors outside of CP’s control which affect CP’s bulk traffic, the merchandise commodities transported by CP or CP’s intermodal traffic volumes or adverse changes to fuel prices could have a material adverse effect on CP’s business, financial condition, results of operations and cash flows.

We are also sensitive to factors including, but not limited to, natural disasters, security threats, commodity pricing, global supply and demand, and supply chain efficiency. Other business risks include: potential increase in maintenance and operational costs, uncertainties of litigation, risks and liabilities arising from derailments and technological changes.

21. CRITICAL ACCOUNTING ESTIMATES

To prepare consolidated financial statements that conform with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Using the most current information available, we review our estimates on an ongoing basis, including those related to environmental liabilities, pensions and other benefits, property, plant and equipment, deferred income taxes, legal and personal injury liabilities, long-term floating rate notes and goodwill and intangible assets.

The development, selection and disclosure of these estimates, and this MD&A, have been reviewed by the Board of Directors’ Audit, Finance and Risk Committee, which is comprised entirely of independent directors. There have been no significant changes in the Critical Accounting Estimates discussed in the 2011 annual MD&A, except as discussed below:

Pensions and Other Benefits

We have defined benefit and defined contribution pension plans. Other benefits include post-retirement medical and life insurance for pensioners, and some post-employment workers’ compensation and long-term disability benefits in Canada. Pension and post-retirement benefits liabilities are subject to various external influences and uncertainties.

Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates our best estimates of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on fund assets is calculated using market-related asset values developed from a five-year average of market values for the fund’s public equity securities, with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period, plus the market value of the fund’s fixed income, real estate and infrastructure securities, subject to the market-related asset value not being greater than 120% of the market value nor being less than 80% of the market value. The discount rate we use to determine the benefit obligation is based on market interest rates on high-quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 10 years). Prior service costs arising from collectively bargained amendments to pension plan benefit provisions are amortized over the term of the applicable union agreement. Prior service costs arising from all other sources are amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at the date of amendment.

The obligations with respect to post-retirement benefits, including health care and life insurance, are actuarially determined and are accrued using the projected-benefit method prorated over the credited service periods of employees. The obligations with respect to post-employment benefits, including some workers’ compensation and long-term disability benefits in Canada are the actuarial present value of benefits payable to employees on disability.

We included pension benefit liabilities of $823 million in Pension and other benefit liabilities on our March 31, 2012 Consolidated Balance Sheet. We also included post-retirement benefits accruals of $383 million in Pension and other benefit liabilities and post-retirement benefits accruals of $21 million in Accounts payable and accrued liabilities on our March 31, 2012 Consolidated Balance Sheet.

Fluctuations in the post-retirement benefit obligation can result from changes in the discount rate used. A 1.0 percentage point increase (decrease) in the discount rate would decrease (increase) the liability by approximately $50 million.

Net periodic benefit costs for pensions and post-retirement benefits were included in Compensation and benefits expense on our Consolidated Statement of Income for the first quarter of 2012. Combined net periodic benefit costs for pensions and post-retirement benefits, excluding self-insured workers compensation and long-term disability benefits, were $19 million in the first quarter of 2012, compared with $20 million in the same period of 2011.

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Net periodic benefit costs for pensions were $11 million in the first quarter of 2012, compared with $13 million in the same period of 2011. The portion of this related to defined benefit pensions was $10 million in the first quarter of 2012, compared with $12 million in the same period of 2011, and the portion related to defined contribution pensions, equal to contributions, was $1 million for the first quarter of 2012, compared with $1 million for the same period of 2011. Net periodic benefit costs for post-retirement benefits were $8 million in the first quarter of 2012, compared with $7 million in the same period of 2011.

Fluctuations in net periodic benefit costs for pensions can result from favourable or unfavourable investment returns and changes in long-term interest rates. The impact of favourable or unfavourable investment returns is moderated by the use of a market-related asset value for the main Canadian defined benefit pension plan’s public equity securities. The impact of changes in long-term interest rates is moderated by the 60% matching of the sensitivities of the main Canadian plan’s fixed income assets and liabilities to movements in long Government of Canada bond yields contained in the plan’s investment policy. If the rate of investment return on the plans’ public equity securities in 2011 had been 10 percentage points higher (or lower) than the actual 2011 rate of investment return on such securities, 2012 net periodic benefit costs for pensions would be lower (or higher) by $14 million. If the yield spread between the high quality long-term Canadian corporate bonds used to calculate the discount rate and long-term Government of Canada bonds as at December 31, 2011 had been higher (or lower) by 0.1%, 2012 net periodic benefit costs for pensions would be lower (or higher) by $14 million. A change in long-term Government of Canada bond yields as at December 31, 2011, without a change in the spread between Canadian corporate and Government of Canada bond yields, would not have materially affected 2012 net periodic benefit costs for pensions due to the above asset/liability interest rate matching.

Pensions Plan Deficit

We made contributions of $17 million to the defined benefit pension plans in the first quarter of 2012, compared with $23 million in the same period of 2011.

Our 2011, 2010 and 2009 annual contributions included voluntary prepayments of $600 million, $650 million and $500 million, respectively, to our main Canadian defined benefit pension plan. We have significant flexibility with respect to the rate at which we apply these voluntary prepayments to reduce future years’ pension contribution requirements, which allows us to manage the volatility of future pension fund requirements.

We estimate our aggregate pension contributions to be in the range of $100 million to $125 million in each of the years to 2016. These estimates reflect our intentions with respect to the rate at which we will apply the 2011, 2010 and 2009 voluntary prepayments against contribution requirements in the next few years. Future pension contributions will be highly dependent on our actual experience with such variables as investment returns, interest rate fluctuations and demographic changes, on the rate at which the voluntary prepayments are applied against pension contribution requirements, and on any changes in the regulatory environment.

Defined benefit pension expense for 2012 is expected to be $41 million. For 2013, defined benefit pension expense is expected to be approximately $125 million and in the range of $125 million to $135 million through 2016, assuming normal equity market returns and modest increases in bond yields in 2012.

We estimate that every 1.0 percentage point increase (or decrease) in the discount rate attributable to changes in long Government of Canada bond yields can cause our defined benefit pension plans’ deficit to decrease (or increase) by approximately $600 million, reflecting the changes to both the pension obligations and the value of the pension funds’ debt securities. Similarly, for every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year, the deficit would decrease (or increase) by approximately $90 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly.

The plans’ investment policies provide for 46% of the plans’ assets to be invested in public equity securities. As a result, stock market performance is the key driver in determining the pension funds’ asset performance. Most of the plans’ remaining assets are invested in debt securities which, as mentioned above, provide a partial offset to the increase (or decrease) in our pension deficit caused by decreases (or increases) in the discount rate.

The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. We will continue to make contributions to the pension plans that, at a minimum, meet pension legislative requirements.

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Pension Funding Volatility

Our main Canadian defined benefit pension plan accounts for 97% of CP’s pension obligation and can produce significant volatility in pension funding requirements, given the pension fund’s size, the many factors that drive the pension plan’s funded status, and Canadian statutory pension funding requirements. Over the last several years, CP has made several changes to the plan’s investment policy to reduce this volatility, including the reduction of the plan’s public equity markets exposure. In addition, CP has made voluntary prepayments to our main Canadian defined benefit pension plan of $600 million in December 2011, $650 million in September 2010, and $500 million in December 2009 which will reduce pension funding volatility, since we have significant flexibility with respect to the rate at which we apply these voluntary prepayments to reduce future years’ pension funding requirements.

Deferred Income Taxes

We account for deferred income taxes based on the liability method. This method focuses on a Company’s balance sheet and the temporary differences otherwise calculated from the comparison of book versus tax values. It is assumed that such temporary differences will be settled in the deferred income tax assets and liabilities at the balance sheet date.

In determining deferred income taxes, we make estimates and assumptions regarding deferred tax matters, including estimating the timing of the realization and settlement of deferred income tax assets (including the benefit of tax losses) and liabilities. Deferred income taxes are calculated using enacted federal, provincial, and state future income tax rates, which may differ in future periods.

A deferred income tax expense of $46 million was included in total income tax expense for the first quarter of 2012, compared with a deferred income tax expense of $8 million in 2011. This change in deferred income tax was primarily due to higher pre-tax income in the first quarter of 2012. At March 31, 2012, deferred income tax liabilities of $1,954 million were recorded as a long-term liability and comprised largely of temporary differences related to accounting for properties. Deferred income tax benefits of $187 million realizable within one year were recorded as a current asset.

Long-term Floating Rate Notes

During the first quarter of 2012, the Company sold all of its Master Asset Vehicle (“MAV”) 2 Class A-2 notes which had a carrying value of $33 million, and original cost of $46 million, for proceeds and interest of $33 million. At March 31, 2012, all that remains is the Company’s investment in MAV 2 Class A-1 notes with a carrying value of $47 million, being the estimated fair value of the notes, reported in Investments on the Consolidated Balance Sheets. These notes had an original cost of $59 million.

Accretion resulted in net unrealized income of $1 million in the first quarter of 2012 which was reported in Other income and charges, compared to $1 million in the same period in 2011.

The valuation technique and assumptions used by the Company to estimate the fair value of its investment in long-term floating rate notes at March 31, 2012 and December 31, 2011, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The valuation of the notes is prepared by the Company’s Treasury department and results are reviewed by senior finance officials, at a minimum, on a quarterly basis. The notes at March 31, 2012 are expected to mature in January 2017 and are modelled using an average coupon interest rate of 0.8%, a discount rate of 5.0%, and assumed no credit losses. Similar assumptions were modelled at December 31, 2011, with the exception of the discount rate which was 6.1%.

Changes in the fair value of the notes resulting from a 50 basis point increase/decrease in the coupon interest rate or discount rate would have a negligible impact on earnings during the first quarters of 2012 and 2011.

22. SYSTEMS, PROCEDURES AND CONTROLS

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934 (as amended)) to ensure that material information relating to the Company is made known to them. The Chief Executive Officer and Chief Financial Officer have a process to evaluate these disclosure controls and are satisfied that they are effective for ensuring that such material information is made known to them.

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23. GLOSSARY OF TERMS

Average active employees – expense: The average number of actively employed workers during the period whose compensation costs are included in Compensation and Benefits Expense on the Consolidated Statement of Income. This includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working or who have not worked a minimum number of hours. This definition also excludes employees working on capital projects.

Average daily active cars on-line: The average number of freight cars that are in active status on CP’s network. This includes cars that are in need of light repairs. This excludes freight cars that require significant repairs, are in storage and cars spotted at customer facilities.

Average daily active road locomotives on-line: The average number of road locomotives that are in active status on CP’s network. This excludes locomotives in yard and short haul service, in repair status, in storage and in use on other railways.

Average terminal dwell: The average time a freight car resides at a specified terminal location. The timing starts with a train arriving in the terminal, a customer releasing the car to us, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from us or the freight car is transferred to another railway. Freight cars are excluded if: i) a train is moving through the terminal without stopping; ii) they are being stored at the terminal; iii) they are in need of repair; or iv) they are used in track repairs.

Average train length – excluding local traffic: The average length of CP trains both loaded and empty. This excludes trains in short haul service, work trains used to move CP’s track equipment and materials and the haulage of other railways’ trains on CP’s network.

Average train speed: The average speed attained as a train travels between terminals, calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include the travel time or the distance traveled by: i) trains used in or around CP’s yards; ii) passenger trains; and iii) trains used for repairing track. The calculation also does not include the time trains spend waiting in terminals.

Average train weight – excluding local traffic: The average gross weight of CP trains both loaded and empty. This excludes trains in short haul service, work trains used to move CP’s track equipment and materials and the haulage of other railways’ trains on CP’s network.

Car miles per car day: The total car-miles for a period divided by the total number of active cars. Total car-miles include the distance travelled by every car on a revenue-producing train and a train used in or around our yards. A car-day is assumed to equal one active car-day. An active car is a revenue-producing car that is generating costs to CP on an hourly or mileage basis. Excluded from this count are i) cars that are not on the track or are being stored; ii) cars that are in need of repair; iii) cars that are used to carry materials for track repair; iv) cars owned by customers that are on the customer’s tracks; and v) cars that are idle and waiting to be reclaimed by CP.

Carloads: Revenue-generating shipments of containers, trailers and freight cars.

Casualty expenses: Includes costs associated with personal injuries, freight and property damages, and environmental mishaps.

CP, the Company: CPRL, CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries.

CPRL: Canadian Pacific Railway Limited.

D&H: Delaware and Hudson Railway Company, Inc., a wholly owned indirect U.S. subsidiary of CPRL.

DM&E: Dakota, Minnesota & Eastern Railroad Corporation.

Employee productivity: The total freight gross ton-miles divided by the average number of active expense employees.

FRA: U.S. Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.

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FRA personal injury rate per 200,000 employee-hours: The number of personal injuries multiplied by 200,000 and divided by total employee hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

FRA train accidents rate: The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$9,400 in the U.S. or $9,800 in Canada in damage.

Freight revenue per carload: The amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.

Freight revenue per RTM: The amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

FX or Foreign Exchange: The value of the Canadian dollar relative to the U.S. dollar (exclusive of any impact on market demand).

GAAP: Accounting principles generally accepted in the United States.

GTMs or gross ton-miles: The movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional workload.

IOP: Integrated Operating Plan, the foundation for our scheduled railway operations.

Locomotive productivity: The daily average GTMs divided by the active road horse power. Active road horse power excludes locomotives in yard and short haul service, in repair status, in storage and in use on other railways.

Multi-Year Plan: CP’s Multi-Year Plan, prepared by management and approved by the Board of Directors, provides a clear blueprint with three key elements: driving volume growth, expanding network capacity to safely and efficiently support higher volumes and cost control.

Operating income: Calculated as total revenues less total operating expenses and is a common measure of profitability used by management.

Operating ratio: The ratio of total operating expenses to total revenues. A lower percentage normally indicates higher efficiency.

RTMs or revenue ton-miles: The movement of one revenue-producing ton of freight over a distance of one mile.

Soo Line: Soo Line Railroad Company, a wholly owned indirect U.S. subsidiary of CPRL.

STB: U.S. Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

U.S. gallons of locomotive fuel consumed per 1,000 GTMs: The total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

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www.cpr.ca   TSX/NYSE: CP

CANADIAN PACIFIC
DRIVING THE DIGITAL RAILWAY »

Printed in Canada

CANADIAN PACIFIC RAILWAY LIMITED (“CPRL”)

Supplemental Financial Information (unaudited)

Exhibit to March 31, 2012 Consolidated Financial Statements

CONSOLIDATED EARNINGS COVERAGE RATIO – MEDIUM TERM NOTES AND DEBT SECURITIES

The following ratio, based on the consolidated financial statements, is provided in connection with the continuous offering of medium term notes and debt securities by Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, and is for the twelve month period then ended.

Twelve Months Ended March 31, 2012
Earnings Coverage on long-term debt(1) (2)	4.1x

Notes:

(1)

Earnings coverage is equal to income before interest expense and income tax expense, divided by interest expense on all long-term debt plus the amount of interest that has been capitalized during the period.

(2)

The earnings coverage ratio has been calculated excluding carrying charges for the $51 million in long-term debt maturing within one year reflected as current liabilities in CPRL’s consolidated balance sheet as at March 31, 2012. If such long-term debt maturing within one year had been classified in its entirety as long-term debt for purposes of calculating the earnings coverage ratio, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL’s earnings coverage ratio. For the twelve-month period ended March 31, 2012, earnings coverage on long-term debt would have been 4.1x.